Exhibit 99.1

FINANCIAL HIGHLIGHTS(1)

MAJOR MILESTONES IN 2007

•            DRAXIMAGE® Sestamibi filed with regulators in the U.S., Europe and Canada

•            Exclusive distribution partnership with GE Healthcare

•            U.S.$120 million CMO agreement with Johnson & Johnson Consumer Companies, Inc.

•            Successful field evaluation of prototype

•            MOLY-FILL™ Tc-99m Generator

•            Introduction of  SMART-FILL™ capsule-filling technology

DRAXIS Health Inc.

(in millions of U.S. dollars, except per share amounts) (U.S. GAAP)

Years ended December 31	2007	2006	2005	2004	2003
Product sales revenue	76.1	83.5	73.0	61.7	40.5
Product gross margin %	34.8%	43.6%	35.8%	35.5%	31.6%
Operating income	2.1	15.0	9.8	9.9	6.7
Operating margin %	2.7%	16.8%	12.3%	14.2%	13.6%
Net income	1.7	11.5	7.8	8.0	4.7
EPS — diluted	$0.04	$0.28	$0.18	$0.19	$0.13
Cash and cash equivalents	24.8	21.4	12.4	5.9	10.6
Net operating cash flows	12.6	16.5	9.7	5.1	(3.1)
Capital expenditures	10.3	5.7	4.6	4.8	3.5

DRAXIS Pharma (Contract manufacturing)

(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31	2007	2006	2005	2004	2003
Product sales revenue	54,926	64,731	54,743	46,461	26,985
Product gross margin %	24.4%	35.9%	26.7%	24.8%	12.6%
SG&A	(6,362)	(6,487)	(5,086)	(3,492)	(2,309)
Operating income (loss)	2,638	13,040	6,437	5,621	(364)
Operating margin %	4.8%	20.1%	11.8%	12.1%	– 1.3%

DRAXIMAGE (Radiopharmaceuticals)

(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31	2007	2006	2005	2004	2003
Product sales revenue	23,216	21,508	19,290	17,172	14,564
Product gross margin %	55.9%	62.5%	60.1%	58.4%	59.3%
SG&A	(5,382)	(4,380)	(4,660)	(3,906)	(2,944)
R&D	(2,446)	(2,372)	(2,103)	(1,948)	(1,594)
Operating income	4,052	5,568	3,792	3,225	4,771
Operating margin %	17.5%	25.9%	19.6%	18.8%	29.7%

DRAXIS HEALTH INC.	2007 Annual Report 1

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

As I begin my tenure as your President and CEO, I acknowledge that 2007 has presented challenges for all of us — management, employees and shareholders, particularly during the second half of the year. However, despite these challenges DRAXIS has continued to move forward proactively and aggressively to capitalize on the significant growth opportunities that we have in front of us.

Financial results for the year clearly came in below our expectations, especially for the third and fourth quarters. However, I am encouraged that we were able to show improvement as the year finished. Adjusted earnings per share for the fourth quarter increased by four cents over the previous quarter — from negative two cents in the third quarter to positive two cents in the fourth quarter, excluding charges for severance costs in both quarters.

At the same time, cash flows from operating activities continued to be positive for 2007, ending the year at $12.6 million. Our year-end cash position was $24.8 million, up 16% from $21.4 million at the end of 2006. In addition, the Company remains debt free.

During 2007 our single biggest challenge, apart from the unprecedented strengthening of the Canadian dollar against the U.S. dollar, was the unexpected and precipitous decline in the volumes of sterile products in our contract manufacturing business. This was particularly noticeable with respect to Hectorol® Injection for Genzyme Corporation and sterile products for GlaxoSmithKline, compared to the record levels that we produced in 2006.

Decisions Made in 2007

As a management group we took some key decisions in 2007 to increase our productivity and competitiveness. We initiated both organizational and process engineering changes to streamline our operations and improve margins while continuing to focus on exceptional customer service.

We brought both operating divisions, DRAXIS Pharma and DRAXIMAGE, under the single leadership of Jean-Pierre Robert during 2007, and at the beginning of 2008 he was appointed Chief Operating Officer of the Company.

Jean-Pierre has moved quickly to make changes in the management team at DRAXIS Pharma, and several experienced pharmaceutical managers joined the Company during 2007. By the end of 2007, we had reduced corporate executive positions by more than one-third and made the decision to close our offices in Mississauga, which will result in significant savings. That closure was completed by the end of February 2008. While these changes resulted in severance costs near the end of the year, these one-time charges are essentially behind us.

We continue to examine key processes and procedures to implement productive and innovative ways to increase our competitiveness.

During 2007 we completed major upgrades of our IT resources and SAP system. These upgrades now provide us with a solid backbone that runs through the organization as an essential element of infrastructure, able to support the future growth of the Company. This robust SAP platform will allow us to add key modules for improved productivity in areas such as quality assurance, logistics and supply chain management.

Milestones Met — Future Growth

During 2007 we met several milestones that favourably position the Company to take advantage of significant growth opportunities beginning in 2008.

In February we filed an application with the FDA to sell DRAXIMAGE® Sestamibi, our generic product for diagnostic cardiac imaging, in the U.S. market. We filed similar applications for Europe in July and for Canada in August. This product will launch our entry into the cardiac imaging market, which currently accounts for nearly half of the more than 20 million nuclear medicine procedures conducted in the U.S.

DRAXIS HEALTH INC.	2007 Annual Report 2

GE Healthcare, a leader in the nuclear medicine industry, will be our exclusive distribution partner in the U.S. for DRAXIMAGE® Sestamibi, once the key patent expires and approvals are received from regulators. GE Healthcare is committed to cardiac imaging through its network of radiopharmacies in the U.S. and Canada, and it also has a significant sales force that will be calling on pharmacies outside its network with our product.

A third milestone was achieved in September with the signing of a substantial supply agreement that significantly expands our relationship with Johnson & Johnson Consumer Companies, Inc. In 2009 we will start commercial production of a broad portfolio of non-sterile, specialty semi-solid products for the U.S. market. We believe this relationship will be worth more than $120 million over the initial five-year period from 2009 to the end of 2013 and that there may be additional opportunities with Johnson & Johnson Consumer.

We expanded our production facilities for ointments and creams and constructed a new laboratory specifically to handle the increased production that will start in 2009. We also broke ground for the construction of a second facility in the Montreal area for secondary packaging and warehousing for the additional volumes. This second facility is on schedule for completion in the second half of 2008.

A key milestone in our project to develop and market our new Technetium Generator, MOLY-FILL™, was reached in 2007. A comprehensive field test of our prototype generator was successfully completed in a major working U.S. radiopharmacy. The data and experience from this evaluation will allow us to move to the next phase of this project and advance our discussions with regulators. We have already begun discussions with potential marketing and distribution partners. This market is the second largest segment in nuclear medicine. It is estimated to be between $150 million and $200 million in the U.S. alone.

Another radiopharmaceutical business milestone achieved this past year was the introduction of our Smart-Fill™ capsule-filling technology. We believe that this technology provides radiopharmacies with a safer and more convenient method for dispensing our radioactive iodine capsules, which are used to diagnose and treat thyroid cancer. This innovation will continue to help DRAXIMAGE increase its already substantial share of the radioactive I-131 market in North America.

Summary

As we move into 2008 and beyond, let me assure you that a major priority for me and our executive group is to manage this business in a manner that creates increased and sustainable long-term value for our shareholders. I am confident that as we proceed through this year and the next several years that we are on the right track to achieve our objectives — to significantly grow the business and manage it for success.

Sincerely,

(signed)

Dan Brazier

President and Chief Executive Officer

DRAXIS HEALTH INC.	2007 Annual Report 3

MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Year ended December 31, 2007

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and should be read in conjunction therewith.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated.  Other noteworthy accounting issues are discussed under “Accounting Matters.”

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise (see Forward-Looking Statements on page 30 hereof).

This MD&A is dated February 29, 2008.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals.  In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated in prior disclosures, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents of earnings per share (“EPS”) per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects year-over-year comparisons of operating results beginning with the first quarter of 2007 (see “Corporate and Other”).

DRAXIS HEALTH INC.	2007 Annual Report 4

Consolidated Results of Operations
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$76,072	$83,545	$72,989
Royalty and licensing	2,668	2,121	3,143
Anipryl® deferred revenues	120	3,301	3,301
	$78,860	$88,967	$79,433

Product gross margin	$26,454	$36,462	$26,153
% of Product sales revenues	34.8%	43.6%	35.8%
Royalty and licensing revenue	2,788	5,422	6,444
SG&A	(18,807)	(19,425)	(16,185)
% of Product sales revenues	-24.7%	-23.3%	-22.2%
R&D	(2,446)	(2,372)	(2,103)
Depreciation and amortization	(5,841)	(5,135)	(4,545)
Operating income	2,148	14,952	9,764
% of Total revenues	2.7%	16.8%	12.3%
Financial
- Foreign exchange (loss) gain	(1,716)	282	(398)
- Other	870	347	(29)
Income tax (recovery) expense	(356)	4,034	1,553
Net income	$1,658	$11,547	$7,784

Basic earnings per share	$0.04	$0.28	$0.19

Diluted earnings per share	$0.04	$0.28	$0.18

DRAXIS HEALTH INC.	2007 Annual Report 5

The following provides a high-level overview of the consolidated results of the Company.  Please refer to the segmented results for more detailed explanations.

Comparison of Years Ended December 31, 2007 and 2006

Consolidated revenues for the year ended December 31, 2007 decreased 11% compared to the year ended December 31, 2006 due to lower volumes in contract manufacturing and the loss of the non-cash Anipryl® deferred revenue amortization. These factors were partially offset by one-time contingent milestone payments from Shire BioChem Inc. (“Shire”) which were earned in the first quarter of 2007.

Consolidated product sales decreased 9% to $76.1 million for 2007 compared with the same period in 2006.  Contract manufacturing product sales decreased 15% in 2007 compared to the same period of 2006. The decrease was related to lower sterile volumes mainly due to lower demand for Hectorol® and lower sterile volumes under the GlaxoSmithKline (“GSK”) contract relative to 2006. Radiopharmaceutical product sales increased 8% over the same period of 2006. The increase was due to the inclusion of a chargeback for freight services beginning on April 1, 2007.  In addition, the Company suspended production of a private label radioactive product for one customer that historically contributed $350,000 in quarterly product sales.

During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market. The second shortage created an industry-wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the marketplace of radioisotopes, being the key ingredient.

Product gross margin percentages for 2007 decreased to 35% as compared with 44% for the same period in 2006. The decline is attributable to reduced margins in the contract manufacturing segment resulting from lower sterile volumes, principally volumes of Hectorol.®

The increase in royalty and licensing revenue for the year ended December 31, 2007 compared to the same period of 2006 reflects the receipt of $0.8 million of contingent milestone payments from Shire in the first quarter of 2007.

As a percentage of product sales, selling, general and administrative (“SG&A”) expenses were 25% for 2007 compared to 23% for the same period of 2006.  SG&A expenses decreased for 2007 compared to the same period of 2006 due to an overall decrease in incentive plan accruals which more than offset total severance costs of $2.3 million during 2007.

Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the DRAXIMAGE® Sestamibi and MOLY-FILL™ Technetium Generator projects.

Depreciation and amortization expense for all of 2007 increased compared to the same period of 2006 due to the completion of the Company’s IT and SAP upgrade activities in 2007, including the implementation of a new warehouse management system.

The majority of the Company’s operating costs are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and SG&A expenses are negatively affected during periods where the Canadian dollar appreciates in value.

Foreign exchange had a significant impact in 2007 compared with 2006 due to the continued rapid strengthening of the Canadian dollar beginning in April 2007, which resulted in a foreign exchange loss of $1.7 million for 2007. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. dollar-denominated monetary assets held by the Company. The Company expects to partially mitigate its currency related risk over the next 12 to 15 months by an increase in its U.S. dollar-denominated customer financing related to activities expected to be carried out in connection with the new non-sterile manufacturing contract with Johnson & Johnson Consumer Companies, Inc. (“Johnson & Johnson Consumer”).

The effective tax rate is lower than the statutory rate due primarily to the amount of R&D tax credits earned in the year. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates.

DRAXIS HEALTH INC.	2007 Annual Report 6

The basic weighted-average number of common shares outstanding during 2007 was 41,955,989 and has increased from 41,592,507 in 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid initiated in December 2006.  As at the date hereof, the Company has 42,062,538 common shares outstanding and also has outstanding 2,135,828 options to acquire common shares.

Comparison of Years Ended December 31, 2006 and 2005

The financial results for the year ended December 31, 2005 were negatively affected by the extended shutdown period that occurred in the sterile products area of the Company’s contract manufacturing business.  Accordingly, all comparative variances on a consolidated basis and in the contract manufacturing section reflect the impact of the extended shutdown in 2005.

Consolidated revenues for the year ended December 31, 2006 are 12% higher compared to 2005.

Consolidated product sales have grown by $11 million, or 15%, for the year ended December 31, 2006 compared to 2005, driven by lyophilization revenue (sterile products) in contract manufacturing and Sodium Iodide I-131 sales in the radiopharmaceutical business (see the “Contract Manufacturing” segment discussion below).

Radiopharmaceutical product sales grew 12% driven by radioiodine sales in the U.S. including diagnostic capsules, which were introduced in the U.S. marketplace in the second quarter of 2006.

Consolidated product gross margin percentages for the year ended December 31, 2006 increased to 44% as compared with 36% for 2005. The increase reflects a better mix of higher margin business in both operating segments, especially sterile product volume in contract manufacturing.

Royalty and licensing revenue decreased for the year ended December 31, 2006 compared with 2005. The decrease in royalty and licensing revenue for the year ended December 31, 2006 compared to 2005 reflects the receipt of a $0.9 million contingent milestone payment from Shire in 2005.

As a percentage of product sales, SG&A expenses were 23% for the year ended December 31, 2006 compared to 22% for 2005. The 20% increase in SG&A expenses in absolute dollar terms (excluding the impact of foreign currency translation) for the year ended December 31, 2006 as compared with 2005 was driven by the inclusion of non-cash stock-based compensation costs beginning January 1, 2006, coupled with increased incentive plan accruals based on the Company’s financial performance for 2006 relative to 2005.  The impact of the strengthening of the Canadian dollar for much of 2006 relative to 2005 increased the nominal value of SG&A expenses for 2006 relative to 2005.

R&D expenditures increased slightly for the year ended December 31, 2006 compared to 2005 due to the work related to specific phases of the Company’s development activities related to DRAXIMAGE® Sestamibi and the MOLY-FILL™ Technetium Generators as the Company completed stages of activities with respect to both initiatives late in 2006. These products are described in the “Radiopharmaceuticals” section.

Depreciation and amortization expense for the year ended December 31, 2006 increased by 13% over 2005 following the commencement of depreciation charges on the Company’s contract manufacturing capital upgrades.

The majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and SG&A expenses are affected. The impact is not material on the overall financial performance for the year.

The net foreign exchange gain for the year ended December 31, 2006 was $282,000 compared to a loss of $398,000 for 2005. As a result of the impact of the weakening of the Canadian dollar late in 2006, a foreign exchange gain was earned on U.S. dollar-denominated monetary items in 2006, whereas the strengthening of the Canadian dollar late in 2005 created a foreign exchange loss.

Net financial income for 2006 was $347,000 compared to an expense of $29,000 in 2005 due to significant interest income generated from surplus cash.

For the year ended December 31, 2006, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings of 26%.  The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of income combined with the statutory rates in the respective jurisdictions in which the Company operates. The level of tax

DRAXIS HEALTH INC.	2007 Annual Report 7

credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates.

The effective tax rate for 2006 was higher than in 2005 due to a one-time adjustment to revalue the Company’s income tax assets to a lower rate following the enactment of a statutory rate change to Canadian federal taxes in the second quarter of 2006.

The basic weighted-average number of common shares outstanding during 2006 was 41,592,507 and increased from 41,471,798 for 2005, primarily as a result of the exercise of stock options offset by the shares purchased for cancellation under the Company’s Normal Course Issuer Bid.

DRAXIS HEALTH INC.	2007 Annual Report 8

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$23,216	$21,508	$19,290
Royalty and licensing	—	(3)	9
	$23,216	$21,505	$19,299

Product gross margin	$12,976	$13,433	$11,593
% of Product sales revenues	55.9%	62.5%	60.1%
SG&A	(5,382)	(4,380)	(4,660)
R&D	(2,446)	(2,372)	(2,103)
Depreciation and amortization	(1,096)	(1,110)	(1,047)
Operating income	$4,052	$5,568	$3,792
% of Revenues	17.5%	25.9%	19.6%

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies and MOLY-FILL™, a “next-generation” version of a Technetium Generator.

Comparison of Years Ended December 31, 2007 and 2006

Revenues for 2007 increased 8% compared to 2006 driven by the inclusion of freight charges in revenues effective April 1, 2007.

Product revenues decreased excluding the inclusion of freight charges compared to 2006. The decrease is due to the Company temporarily suspending production early in the third quarter of 2007 of a private label radioactive product for one customer. This product contributed historically $350,000 to quarterly revenues. It is the Company’s belief that the customer will either permanently withdraw this product from the marketplace or make formulation changes and their decision is expected in the first half of 2008.

The radiopharmaceutical segment’s revenues were also impacted by lower demand related to an industry shortage of radioactive medical isotopes in the fourth quarter of 2007. This was related to an extended shutdown at one of the largest global suppliers of radioactive isotopes late in 2007. While the Company has an alternative approved source of supply for its raw materials, the shutdown affects the ability of radiopharmacies to carry out procedures resulting in lower demand. The Company was also impacted by a similar shutdown in the second quarter of 2007, which resulted in the Company seeking and obtaining regulatory approval for an alternative source of supply.

In 2007, the Company began installing its new capsule-filler technology (“DRAXIMAGE SMART-FILL™”) at customer radiopharmacies. The Company’s introduction of its DRAXIMAGE SMART-FILL™ capsule-filler technology is expected to drive further growth into 2008. Installation of these units will continue into 2008.

Product gross margin for 2007 decreased to 56% compared to 63% for 2006 due to inclusion of freight charges in both revenues and cost of goods sold beginning on April 1, 2007 and foreign exchange pressures related to the dramatic strengthening of the Canadian dollar over 2006.

SG&A expenses increased $1.0 million for 2007 relative to the same periods of 2006 due to an increased investment in business development activities coupled with regulatory filing fees for Europe and Canada.

Overall R&D expenditures were similar for 2007 compared to 2006.  R&D resources in 2007 were largely focused on the DRAXIMAGE® Sestamibi and MOLY-FILL™ Technetium Generator projects.

DRAXIS HEALTH INC.	2007 Annual Report 9

Operating income was $1.5 million lower for all of 2007 compared to the same period of 2006 due to decreased sales volumes as described above, pressures on margin from a stronger Canadian dollar, regulatory filing fees and increased business development activities.

Depreciation and amortization expense for this segment was relatively unchanged for 2007 compared to the same period of 2006.

Radiopharmaceutical Product Development Strategy

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an Abbreviated New Drug Approval (“ANDA”) to the U.S. Food and Drug Administration (“FDA”) for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in myocardial perfusion imaging (“MPI”) to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities.  The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The Company also filed an Abbreviated New Drug Submission (“A/NDS”) for DRAXIMAGE® Sestamibi on August 17, 2007 with Health Canada.  On October 11, 2007, the Company was informed by Health Canada that this submission had been screened and found acceptable for review.

The filing of the ANDA with the FDA, the A/NDS and the submission to the European regulatory authorities represented the achievement of key milestones in the DRAXIMAGE® Sestamibi project schedule.

On December 20, 2007, DRAXIS announced that DRAXIMAGE, its radiopharmaceutical division, has appointed GE Healthcare, an industry leader in nuclear medicine, as the exclusive distributor of DRAXIMAGE® Sestamibi in the U.S. DRAXIMAGE® Sestamibi is a generic kit for the preparation of Technetium (Tc-99m) Sestamibi injection, a diagnostic cardiac imaging agent used in MPI to evaluate blood flow to the heart.

DRAXIMAGE has granted GE Healthcare the exclusive right to market, distribute and sell its generic DRAXIMAGE® Sestamibi in the U.S. market and through its U.S. and Canadian radiopharmacy network once the primary innovator patent expires and marketing authorizations are received from the FDA and Health Canada. Furthermore, GE Healthcare has agreed to purchase Technetium (Tc-99m) Sestamibi injection exclusively from DRAXIMAGE. The initial term of the distribution agreement is for a minimum of three years following FDA approval of DRAXIMAGE® Sestamibi.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of MOLY-FILL™, a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and manufacturing partners for its MOLY-FILL™ Generator.  During the fourth quarter of 2007, the Company completed a test evaluation of the prototype version of this product filed and the results of the evaluation will contribute to the continuing product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the U.S. In February 2005, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries. This MAA Kit has since been approved in Germany, the United Kingdom, Belgium, Austria and Luxembourg.  DRAXIMAGE MDP, a product used for bone imaging, has been approved in the Netherlands, and Sodium Iodide I-131 therapeutic capsules for the treatment of thyroid cancer has been approved in Denmark.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2008. DRAXIMAGE has expanded its discussions with respect to potential commercial partners to target the European

DRAXIS HEALTH INC.	2007 Annual Report 10

markets via strategic alliances. Strategic alliances could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects discussions to continue during 2008.

Others

On August 22, 2007, DRAXIMAGE announced that it had established a research collaboration agreement with Med Discovery of Switzerland to explore the combination of Med Discovery’s targeted protein therapeutics with DRAXIMAGE’s radiopharmaceutical expertise in the therapeutic and diagnostics field.

Med Discovery’s lead proteins are themselves potential therapeutic agents for prostate cancer and a variety of other cancers. Initially, this collaboration will provide for the radiolabelling of certain Med Discovery’s proteins by DRAXIMAGE to assess the enhancement of their therapeutic action and their capability to detect micro tumors.  The proteins will be produced at Med Discovery’s facility in Switzerland and radiolabelled by DRAXIMAGE in Canada.

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field, and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise.  Contrast media products are injectable liquids produced in highly specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities, which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion, and we believe that it is growing largely because of the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that mostly affects infants and young children.

DRAXIMAGE is providing I-131 MIBG for two clinical trials approved by the FDA under an Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG is being administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, are being administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.  Both trials are currently under way.

Comparison of Years Ended December 31, 2006 and 2005

Revenues for the year ended December 31, 2006 increased by 11% (or close to 20% excluding brachytherapy products, which the Company stopped selling late in 2005) compared to 2005, primarily as a result of the increase in product sales from radioiodine products and, specifically, Sodium Iodide I-131 sales to the U.S., including diagnostic capsules. The increase is related to higher volumes resulting from greater U.S. market penetration.

On January 13, 2006, the Company received approval from the FDA regarding its supplemental new drug application for Sodium Iodide I-131 Capsules USP, Diagnostic-Oral.  These diagnostic Sodium Iodide I-131 capsules are intended to be used by physicians to perform radioactive iodide uptake tests to evaluate thyroid function prior to treatment with stronger therapeutic doses of Sodium Iodide I-131. The Company introduced the new diagnostic capsules into the U.S. marketplace during the second quarter of 2006 to qualified/approved nuclear physicians and/or radiopharmacists.

For the year ended December 31, 2006, product gross margin increased to 63% for the year ended December 31, 2006 compared to 2005, reflecting the positive impact of Sodium Iodide I-131 sales and the strategic focus on higher margin products that led to the divestment of the brachytherapy product line in late 2005.

DRAXIS HEALTH INC.	2007 Annual Report 11

R&D expenditures for the year ended December 31, 2006 as compared to 2005 increased 13% due to the ramping up of product development activities, in particular activities related to DRAXIMAGE® Sestamibi and Technetium Generators.

SG&A expenses decreased by $0.3 million for the year ended December 31, 2006 compared to 2005 due mainly to one-time costs relating to the Company’s exit from the brachytherapy business during the fourth quarter of 2005.

Operating income increased 47% to $5.6 million for 2006 as compared to 2005, driven by increased volumes and margins as described above.

Depreciation and amortization expense for this segment was relatively unchanged in nominal dollars in 2006 compared to the year ended December 31, 2005.

DRAXIS HEALTH INC.	2007 Annual Report 12

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$54,926	$64,731	$54,743

Product gross margin	$13,390	$23,215	$14,628
% of Product sales revenues	24.4%	35.9%	26.7%
SG&A	(6,362)	(6,487)	(5,086)
Depreciation and amortization	(4,390)	(3,688)	(3,105)
Operating income	$2,638	$13,040	$6,437
% of Revenues	4.8%	20.1%	11.8%

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Comparison of Years Ended December 31, 2007 and 2006

For the year ended December 31, 2007, revenues decreased by $9.8 million, or 15%, over the same period of 2006. The decrease was due to lower sterile manufacturing volumes, principally related to Hectorol® for Genzyme Corporation (“Genzyme”) as well as a return to historical volumes under the GSK contract, following a ramp-up in late 2006 due to one-time increases in demand.

During late 2007, the contract manufacturing division of DRAXIS continued to implement procedures to reduce production delays that have in the past resulted in shipments not being released in a timely manner impacting quarterly results for most of 2007. While the Company has made improvements in expediting the process times for orders, shifting customer shipment schedules and reprioritization of projects associated with organizational changes, the improvements made to-date partially removed the backlog of built-up demand. The procedures being put in place to remove the backlog of demand to improve the product release cycle are expected to improve operating performance on a quarter by quarter basis.

In addition, volumes for 2007 were $1.0 million below the Company’s expectations due to a decision of a non-sterile customer to reduce its supply chain inventory levels for 2007. The impact is expected to be a one-time reduction in volumes for these non-sterile products with volumes returning to historical levels thereafter.

As a result of the signing of its material manufacturing contract with Johnson & Johnson Consumer for non-sterile products, the Company’s non-sterile production areas continue to undergo significant activities to support product transfer requirements related to this manufacturing contract. Included in this segment’s revenues are approximately $2.6 million for 2007 in completed product transfer activities related to the Company’s new Johnson & Johnson Consumer contract (see below).

Sterile products represented 70% of total contract manufacturing revenues for 2007 compared to 80% for the year ended December 31, 2006.

Product gross margin percentage decreased to 24% for the year compared to 36% for the same period of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

SG&A expenses for 2007 as compared to 2006 were flat as total severances costs of $1.6 million were offset by the revaluation of incentive awards based on current financial performance and cost savings related to head count reductions.

DRAXIS HEALTH INC.	2007 Annual Report 13

Depreciation and amortization for all of 2007 increased compared to the same period of 2006, due to completion in 2007 of the installation and implementation of a new warehouse management system which was part of the overall upgrade of the Company’s existing SAP platform and IT infrastructure.

Operating income for 2007 was $2.6 million compared to operating income of $13.0 million for the same period in 2006 due to lower sterile volumes and increased severance costs, partially offset by a revaluation of incentive awards.

New Johnson & Johnson Consumer Contract

During the third quarter of 2007, the Company announced it had expanded its existing contract manufacturing relationship with Johnson & Johnson Consumer and entered into a new definitive supply agreement to provide commercial manufacturing services for a broad portfolio of multiple non-sterile specialty semi-solid products currently marketed in the U.S.

The new multi-year contract runs to the end of 2013. It includes approximately two years of manufacturing site transfer and process validation activities followed by five years of commercial production, which is scheduled to begin in 2009. Commercial production is expected to generate incremental revenues in excess of $120 million over the five-year period of 2009 through 2013. The transfer of equipment and production technologies, which is in progress, is expected to generate additional cumulative revenues during 2007 and 2008 of approximately $6 to $8 million. The contract also contemplates optional extensions beyond 2013.

FDA Inspections

January 2007 Inspection

The Company announced it received a notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for the contract manufacturing division.

October 2007 Inspection

The Company also received notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in October 2007.  The successful inspection was conducted primarily with regard to two products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility and in DRAXIS Health’s radiopharmaceutical business unit, DRAXIMAGE. There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS’ systems.

Comparison of Years Ended December 31, 2006 and 2005

As stated in prior disclosures, beginning in March 2006, production run rates in the sterile area were back at levels expected for the contract manufacturing operations prior to the shutdown issues of late 2005, and actually exceeded previous normalized levels in part due to the contribution of the second lyophilization unit, which came on line in 2005. The impact of the extended shutdown in 2005 also negatively affected results for the fourth quarter of 2005. Since the shutdown for 2006 was completed in the third quarter of 2006 as planned, fourth quarter results for 2006 as compared to 2005 were significantly stronger.

For the year ended December 31, 2006, revenues increased by $10.0 million, or 18%, over 2005. The increase was due to increased commercial production of Hectorol® Injection for Genzyme growth in GSK volumes and increases in lyophilized product production.

For the year ended December 31, 2006, sterile volumes accounted for 80% of product revenues compared to 76% for 2005.

Product gross margin percentage for the year ended December 31, 2006 increased to 36% compared to 27% for 2005, driven by a higher ratio of sterile to non-sterile product revenues and the dilutive impact of the extended shutdown on 2005 product gross margins. The extended shutdown period in 2005 negatively affected product gross margin percentage by at least 5% during the second half of 2005.

DRAXIS HEALTH INC.	2007 Annual Report 14

For the year ended December 31, 2006, SG&A expenses rose by $1.4 million compared to 2005 as a result of incentive plan accruals, the provision for past due receivables and process improvement initiatives, including information system and technology initiatives. Historically, the Company has not incurred significant provisions for past due receivables. SG&A expenses are also inflated for the year ended December 31, 2006 by the strengthening of the Canadian dollar relative to the U.S. dollar for most of 2006 (relative to 2005), since the vast majority of SG&A expenses are denominated in Canadian dollars.

Depreciation and amortization for the year ended December 31, 2006 increased 19% over 2005, due principally to completed capital projects in 2005, which provided for increased lyophilization and autoclave capacity.

Operating income for all of 2006 increased to $13.0 million (20% of revenues) compared to $6.4 million (12% of revenues) for 2005. The increase was driven by higher product sales and product gross margins, partially offset by higher SG&A expenses.

DRAXIS HEALTH INC.	2007 Annual Report 15

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$686	$295	$499
Intercompany eliminations	(2,756)	(2,989)	(1,543)
Royalty and licensing	2,668	2,124	3,134
Anipryl® deferred revenues	120	3,301	3,301
	$718	$2,731	$5,391

Product gross margin	88	(186)	(68)
SG&A	(7,063)	(8,558)	(6,439)
Depreciation and amortization	(355)	(337)	(393)
Operating loss	$(4,542)	$(3,656)	$(465)

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and intercompany eliminations.  The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Years Ended December 31, 2007 and 2006

Revenues related to the corporate segment were $2.0 million lower for 2007 compared to 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006. This was partially offset by the receipt of contingent milestone payments of $0.8 million from Shire in the first quarter of 2007.

Intercompany eliminations (related to the manufacture of lyophilized products by the contract manufacturing segment for the radiopharmaceutical segment) vary as the level of intercompany sales vary but do not impact segmented profitability.

Depreciation and amortization expense in this segment for 2007 was flat as compared to the same periods of 2006. Fluctuations are generally driven by changes to exchange rates.

SG&A expenses decreased $1.5 million for 2007 compared to 2006 due to the reduced costs related to employee short- and long-term incentive plans (including revaluation of the Deferred Share Unit Plan) which more than offset $0.7 million of severance costs in the fourth quarter of 2007.

Operating loss for this segment was $0.9 million greater for 2007 relative to the same period of 2006 as the decrease in Anipryl® deferred revenues was only partially offset by a reduction in corporate SG&A expenses.  Severances costs in SG&A expense as described above were more than offset by reduced costs related to employee short- and long-term incentive plans.

Comparison of Years Ended December 31, 2006 and 2005

Corporate revenues for the year ended December 31, 2006 were $2.7 million lower compared to 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results and higher intercompany eliminations. Intercompany eliminations increased for the year ended December 31, 2006 compared to 2005 due to higher volumes of cold kits manufactured by the contract manufacturing segment for the radiopharmaceutical segment.

As indicated in prior disclosures, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year.

DRAXIS HEALTH INC.	2007 Annual Report 16

Depreciation and amortization expense in this segment in 2006 was relatively flat as compared to 2005 since the Company had fully amortized product rights related to the SpectroPharm line in January 2005.

Operating loss for the year ended December 31, 2006 was $3.2 million higher than for 2005 due to the receipt of a contingent milestone payment of $0.9 million from Shire included in 2005 results, the inclusion of stock-based compensation costs in SG&A expenses, effective January 1, 2006, and increased incentive accruals for 2006.

Corporate Matters

Organizational Changes

In July 2007, the Company announced senior level organizational changes designed to further streamline the Company’s leadership and better reflect the core operating businesses in Montreal.  The Company recorded severance charges in the contract manufacturing segment of $0.6 million which impacted results by approximately 1 cent per share in the third quarter of 2007.  The Company continued to challenge its current organizational structure to reduce its overhead cost structure and additional severance provisions of $1.7 million (or approximately 3 cents per share) were taken in the fourth quarter of 2007.  The severance provisions include those related to the decision to close the Company’s Mississauga, Ontario office in the first quarter of 2008.

New CEO and COO

The Board of Directors of DRAXIS appointed Mr. Dan Brazier as the new President and Chief Executive Officer effective January 1, 2008.  In addition, the Board appointed Mr. Jean-Pierre Robert to the position of Chief Operating Officer of DRAXIS Health Inc., effective January 1, 2008.  Mr. Robert is also the President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”).

On October 31, 2007, the Company had announced that Dr. Martin Barkin informed the Board of Directors that he would retire as the President and Chief Executive Officer of the Company effective December 31, 2007 and would continue to serve as special advisor to the Board of Directors until January 2009.

Normal Course Issuer Bids

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”), which represented 10% of the public float on December 6, 2005.  In accordance with the rules of the Toronto Stock Exchange (“TSX”), such purchases could begin on December 15, 2005 and end no later than December 14, 2006.

The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”) until December 19, 2007.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid.  As of December 19, 2007, the date of the termination of the 2006 Issuer Bid, the Company had repurchased 130,100 shares under the 2006 Issuer Bid.

DRAXIS has received approval from the TSX for its Normal Course Issuer Bid (the “2008 Issuer Bid”) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

The 2008 Issuer Bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six months ended December 31, 2007.

Any purchases made pursuant to the 2008 Issuer Bid will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

Permax® Litigation

On July 22, 2005, the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for

DRAXIS HEALTH INC.	2007 Annual Report 17

certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003, the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  It is anticipated that a class proceedings judge will be assigned to this action on March 20, 2008, and that the assigned class proceedings judge will set a schedule for completion of the remaining pre-certification steps and for the certification motion.

Disclosure Controls and Procedures

As of December 31, 2006 and 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, pursuant to Canadian regulatory requirements and in Rule 13a-15(e) or 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.  Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.

During 2006 and 2007, the Company completed an evaluation of the design of internal controls over financial reporting as required under Multilateral Instrument 52-109. Based on the results of the evaluation, the President and Chief Executive Officer and Chief Financial Officer have attested that the internal controls over financial reporting are designed to provide reasonable assurance that the Company’s Consolidated Financial Statements for external purposes in accordance with U.S. GAAP are reliable.

The Company has concluded that during the fiscal years ended December 31, 2007 and December 31, 2006, there were no changes made to internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

DRAXIS HEALTH INC.	2007 Annual Report 18

Liquidity and Capital Resources

(in thousands of U.S. dollars) (U.S. GAAP)

Years ended December 31	2007	2006	2005

Cash and cash equivalents	$24,796	$21,446	$12,390
Restricted cash	$1,326	—	—
Non-financial working capital (net)(1)	$21,252	$21,247	$18,890
Total debt (current and long term)	—	—	—

Cash flows from operating activities	$12,551	$16,450	$9,717
Cash flows used in investing activities	$(13,394)	$(5,993)	$(4,380)

(1) Excluding cash and cash equivalents, restricted cash, current portion of deferred revenues and customer deposits.

	Feb 29, 2008	2007	2006	2005

Common shares issued and outstanding	42,062,538	42,062,538	41,522,138	41,588,005
Warrants issued and outstanding(2)	—	—	—	1,526,718
Stock options outstanding	2,135,828	1,875,828	2,257,995	2,652,620
Outstanding options as a % of outstanding shares	5.1%	4.5%	5.4%	6.4%

(2) Each whole warrant entitled the holder to acquire one common share at a price of CDN$8.50, subject to certain adjustments, any time prior to April 24, 2006. All warrants expired unexercised on April 24, 2006.

Cash and cash equivalents at December 31, 2007 totalled $24.8 million as compared with $21.4 million as at December 31, 2006.  The increase is attributable to the cumulative effect of cash earnings of the Company and proceeds from the exercise of stock options and customer financing, offset by capital expenditures. Cash and cash equivalents as of December 31, 2006 totalled $21.4 million as compared with $12.4 million as of December 31, 2005.  The increase was attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options, offset by capital expenditures and funds used to buy back the Company’s shares under the 2006 Issuer Bid.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds, which invest in high quality short-term securities.  All investments as of December 31, 2007 and 2006 had less than three months maturity.  As at December 31, 2007 and 2006, there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the year ended December 31, 2007, cash flows from operating activities were $12.6 million compared to $16.4 million for the same period of 2006.  The decrease was related to lower cash earnings in the contract manufacturing segment.

For the year ended December 31, 2006, net operating cash flows were $16.4 million compared to $9.7 million for 2005. The year-over-year increases in net operating cash flows have been driven by increased volumes in the Company’s two core businesses, partially offset by a higher investment in working capital.

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2007 remained relatively unchanged compared to December 31, 2006 due to a significant reduction in outstanding receivables related to lower volumes for 2007, offset by increases in semi-finished and finished inventory levels in the contract manufacturing segment.

DRAXIS HEALTH INC.	2007 Annual Report 19

Non-financial working capital, comprising accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at December 31, 2006 increased compared to December 31, 2005 due mainly to increased receivable levels related to volume growth and timing of collection of receivables.

Capital expenditures during 2007 and the increase compared to 2006 are mainly attributable to the Johnson & Johnson Consumer supply agreement signed in the third quarter of 2007, information technology and SAP platform upgrades and a new warehouse management system.

Capital expenditures for the year ended December 31, 2006 are mainly attributable to expenditures to improve operating efficiencies in production areas and to increase manufacturing capacity and infrastructure upgrades, namely to the Company’s information technology and SAP platforms.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $2.1 million for the year ended December 31, 2007 compared with $1.9 million and $1.6 million for 2006 and 2005 respectively.

During 2007, 130,100 shares were purchased under the 2006 Issuer Bid (which terminated on December 19, 2007) at a cost of $686,000.

The following table summarizes the Company’s major contractual cash obligations as of December 31, 2007:

	Payment due by end of:
Contractual Obligations	Total	2008	2009	2010	2011	2012	Thereafter
Operating leases	3,955	399	595	570	566	566	1,259
Service contracts	1,339	591	358	193	124	60	13
Total contractual obligations	5,294	990	953	763	690	626	1,272

All contractual obligations related to 2007 and 2006 were fully paid as of December 31, 2007 and December 31, 2006, respectively.

In addition to the above, the Company may be obligated to make certain royalty payments based on related product sales and milestone payments based on the achievement of certain specified events.

The amount, timing and likelihood of these royalty payments are not determinable as they mainly relate to products being developed and not yet approved by the applicable regulatory authorities.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

During 2007, the Company received $1.6 million in U.S. dollar-denominated customer financing related to capital installation activities being performed to transfer in products to the contract manufacturing operations under the Company’s new contract with a major customer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $131,000 during 2007 (2006 - $127,000; 2005 - $123,000) to a company controlled by a member of the Board of Directors, related to the lease of its registered office location.

DRAXIS HEALTH INC.	2007 Annual Report 20

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continue on a monthly basis. The Company terminated the lease and will vacate the premise as part of the closing of the Mississauga office location in the first quarter of 2008.

DRAXIS HEALTH INC.	2007 Annual Report 21

SELECTED CONSOLIDATED ANNUAL INFORMATION

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	2007	2006	2005
Revenues
Product sales	$76,072	$83,545	$72,989
Royalty and licensing	2,668	2,121	3,143
Anipryl® deferred revenues	120	3,301	3,301
	$78,860	$88,967	$79,433

Net income	$1,658	$11,547	$7,784

Basic earnings per share	$0.04	$0.28	$0.19

Diluted earnings per share	$0.04	$0.28	$0.18

Total assets	$127,934	$105,962	$95,820
Total long-term financial liabilities	$3,299	$990	$308

SUMMARY OF QUARTERLY RESULTS

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q4, 2007	Q3, 2007	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006
Revenues
Product sales	$20,024	$17,370	$19,048	$19,630	$23,106	$19,788	$23,003	$17,648
Royalty and licensing	433	558	359	1,318	465	617	437	603
Anipryl® deferred revenues	30	30	30	30	825	825	825	825
	$20,487	$17,958	$19,437	$20,978	$24,396	$21,230	$24,265	$19,076

Net (loss) income	$(551)	$(1,376)	$1,575	$2,010	$3,687	$2,604	$3,564	$1,692

Basic and diluted (loss) earnings per share	$(0.01)	$(0.03)	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04

DRAXIS HEALTH INC.	2007 Annual Report 22

MAJOR TRENDS IN QUARTERLY NUMBERS

The quarterly numbers reflected in the table on page 22 reflect the significant trends described below. For more detailed explanations, please refer to management’s discussion and analysis of financial condition and results of operations (“MD&A”), filed on a quarterly basis on SEDAR and with the United States Securities and Exchange Commission on Form 6-K.  The MD&A for the quarter ended December 31, 2007 is incorporated herein by reference.

Commencing in the second quarter of 2003, the contract manufacturing segment began a significant ramp-up of shipments of Hectorol® Injection for Genzyme and products under its GSK manufacturing agreements. This resulted in a positive upward trend in revenue mainly in contract manufacturing and increasing margins due to the higher margin sterile business and the financial benefits of improved capacity utilization. The major trend in revenues has been the shift in business in contract manufacturing where sterile product revenue occupies a higher share of overall revenue driven by the GSK and Genzyme business. This trend continued through 2004 and into the third quarter of 2005. The result was increasing volume and associated product gross margins in contract manufacturing.

However, during the third quarter of 2005, the Company’s contract manufacturing operation extended its scheduled shutdown period at the beginning of the third quarter in the sterile area in order to correct an electrical panel failure and make associated repairs.  The decision to revalidate the entire sterile area following these repairs and to recalibrate production schedules had material financial implications that hindered third and fourth quarter results in 2005. Finalizing and executing production schedules in the fourth quarter of 2005 was further hindered by delays in receiving some component materials from suppliers. Production in contract manufacturing was ramping up towards normalized production levels by the end of the third quarter of 2005.  The overall effect of the extended shutdown was to negatively affect the Company’s key financial metrics over the second half of 2005 and offset the significant growth achieved over 2004 in the first half of 2005. The impact on product gross margins in the second half of 2005 was approximately 5%.  The peripheral impacts of the extended shutdown, specifically as it related to production scheduling, impacted overall results into February 2006.

Beginning March 2006, the Company returned to normalized production volumes. The contract manufacturing segment began achieving significant volume growth beginning with the second quarter of 2006 and extending to the end of 2006. The growth was driven by the sterile products area, in particular, by volume from two major customers, Genzyme and GSK. In addition, the Company benefited from the effects of the contribution of additional lyophilization capacity for 2006, which increased sterile lyophilization volumes in 2006 relative to 2005. Third quarter results for 2006 reflected the impact of a normal shutdown period in contract manufacturing. As the 2006 shutdown was completed on plan, the Company was able to return to volumes achieved in the second quarter of 2006 by the fourth quarter.

During 2007, volumes were significantly impacted by a change in forecasted volumes by Genzyme, which resulted in an overall reduction in Hectorol® Injection volumes by $9 million (excluding currency fluctuations) compared to 2006 levels. The volume reductions resulted in a significant reduction in Hectorol® Injection volumes throughout 2007 with the largest impact being the third quarter of 2007. Volumes increased in the fourth quarter of 2007 over the third quarter of 2007, but did not return to the record levels of the fourth quarter of 2006. In addition, volumes under the GSK contract also decreased over 2006 levels due to a one-time increase in volumes over historical levels occurring in the fourth quarter of 2006.

Lower contract manufacturing margins were directly related to the reduced sterile volumes as described above. Sterile volumes are higher margined volumes compared to non-sterile volumes.

In the radiopharmaceutical segment, volumes have increased since the first quarter of 2003, relating to the introduction of Sodium Iodide I-131 to the U.S., and the primary driver for growth in 2005 remained the increasing penetration of Sodium Iodide I-131 in the U.S. Radioiodine sales (Sodium Iodide I-131) continued to drive sales growth in 2006 via increased U.S. market penetration, including the introduction of diagnostic capsules into the U.S. marketplace.

Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected during 2007 due to a decision by a customer to temporarily suspend production of a private label radioactive product (representing a loss of $350,000 in revenues per quarter). This decision began impacting results in the second half of 2007.

DRAXIS HEALTH INC.	2007 Annual Report 23

In addition, during the second quarter of 2007, Sodium Iodide I-131 sales were reduced due to the inability of its supplier to provide radioisotopes. An alternative supplier was found and approved as a result. However, due to an extended shutdown at one of the largest global suppliers of radioactive isotopes in December, overall demand for product was down in the fourth quarter. The extended shutdown was over by the end of 2007.

Overall, margins increased in 2006 over 2005 due to the decision in late 2005 to discontinue sales of brachytherapy products that diluted margins previously.

Margins decreased in 2007 due mainly due to a strengthening Canadian dollar, and to a lesser extent, the dilutive effect of including freight charges in both revenues and cost of goods sold beginning with the second quarter of 2007.

Substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but affects quarter-over-quarter and year-over-year comparisons of operating results beginning with the first quarter of 2007 (see “Corporate and Other”).

Apart from the impact of foreign currency on the Company’s Canadian-denominated SG&A spending, SG&A spending increased in 2005 due to costs of process improvement initiatives commencing in the second quarter of 2005; one-time costs associated with the exit of the brachytherapy product line, which occurred in the fourth quarter of 2005; and severance costs in the fourth quarter of 2005.  Effective January 1, 2006, the Company included stock-based compensation costs in SG&A expenses as a non-cash item. This had the effect of lowering EPS by 0.5 cents for 2006 and 2007, relative to the preceding quarter (pre-2006). Fourth quarter 2006 results were impacted by accruals for long-term incentive plan awards based on the Company’s financial performance in 2005. During 2007, SG&A expenses were impacted relative to 2006 by lower incentive accruals related to both short- and long-term incentive programs. The Company incurred severance costs of approximately $0.6 million in the third quarter and $1.7 million in the fourth quarter of 2007.

Depreciation and amortization costs continue to rise over time. This reflects the capital expenditure programs implemented since 2002. This trend continued, specifically, as the second lyophilization unit was fully installed and validated in the first half of 2005.

Foreign exchange has impacted EPS by the strengthening Canadian dollar and its effect on the Company’s net monetary position held in U.S. dollars for 2007, resulting in a foreign exchange loss of $1.7 million during 2007 which mostly occurred during the second and third quarters of 2007. The Canadian dollar weakened late in 2006 resulting in a foreign exchange gain on U.S. dollar-denominated net monetary items.

Interest income has increased and become more significant as the Company eliminated debt levels at the end of 2004 and built up its interest bearing cash position since then.

DRAXIS HEALTH INC.	2007 Annual Report 24

The Company’s effective tax rate has been significantly below the statutory rate due to the level of research and development spending, giving rise to tax credits which reduce the overall tax provision of the Company. Specifically in 2005, the Company benefited from the recognition of the lower effective statutory tax rate attributable to milestone payments received and through withholding tax refunds received in the year, but not previously estimated to be recoverable, offset by changes to statutory tax rates resulting in one-time adjustments to the deferred income tax values. As expected, during 2006 and 2007 income taxes moved closer to statutory levels less the positive impact of tax credits received on R&D expenditures.

Net cash flow from operating activities continues to grow with the increased volumes, subject to the required investment in working capital to support the ramp-up in business.  Net operating flows tend to be higher in the latter half of a year as incentive awards, insurance payments and tax installments tend to be made early in a year.

Capital expenditures tend to rise during and after shutdown periods (usually in the third quarter) when most installation activities take place. Information technology and SAP spending to upgrade both platforms accelerated in the second half of 2006. Capital expenditure spending increased in 2007 due to the completion of information technology and SAP platform upgrades (including a new warehouse management system) during the first half of 2007. Spending during the second half of 2007 was largely related to preparation for the Company’s new business coming from the Johnson & Johnson Consumer contract.

DRAXIS HEALTH INC.	2007 Annual Report 25

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigours and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process.  Accordingly, the Company does not plan to provide either specific quarterly guidance or revenue guidance.

Outlook and Guidance Intentions

Guidance targets for 2007, which were revaluated during the course of 2007, were not achieved as a result of the following factors:

•                  Subsequent to the second quarter of 2007, an ongoing assessment of the Company’s cost structure began with the appointment of Jean-Pierre Robert as President of DSPI, thereby responsible for the Company’s operating units. In addition, a parallel review of the Company’s corporate overhead structure was initiated to reduce overhead costs and eliminate redundancies Company-wide. This is related to the higher cost burden associated with these costs as a result of the stronger Canadian dollar, the upgrade of our SAP systems and overall plans to achieve greater efficiencies. During the course of 2007, the Company took severance cost provisions of $1.6 million in contract manufacturing and $0.7 million in its corporate segments as a result, including the decision to close its Mississauga office location in early 2008.

•                  During 2007, the strengthening of the Canadian dollar from CDN$1.165 per U.S. dollar as at December 31, 2006 to CDN$0.991 per U.S. dollar as at December 31, 2007 has resulted in foreign exchange losses for all of 2007 of approximately 3 cents per share, or $1.7 million. This foreign exchange loss resulted from the revaluation of U.S. dollar-denominated net monetary assets.

•                  Since the vast majority of the Company’s cost structure is in Canadian dollars and a larger portion of the Company’s revenue streams is denominated in U.S dollars, the strengthening of the Canadian dollar has a significant negative impact on the Company’s underlying gross profit margin and operating expenses. We estimate that the strengthening of the Canadian dollar has reduced operating profitability by approximately 3 to 4 cents per share on an annual basis relative to 2006.

•                  Volumes of radioactive products produced by the radiopharmaceutical operations were lower than expected for the second half of 2007 due to a decision by a customer to cease production of a private label radioactive product (which historically represented $350,000 in revenues per quarter), while the customer determines whether to continue to supply the market in the future pending possible formulation changes.

•                  During the course of 2007, two separate shortages for the supply of radioactive isotopes occurred which impacted the financial performance of the radiopharmaceutical segment. The first shortage resulted in the Company obtaining the approval of a secondary source of supply for the U.S. market. The second shortage created an industry-wide decrease in demand in late 2007 for radioactive procedures due to a short supply in the marketplace of radioisotopes as the key ingredient.

DRAXIS HEALTH INC.	2007 Annual Report 26

•                  Hectorol® production volumes in 2007 were $9 million lower than what they were in 2006 and significantly lower than what was originally forecasted for 2007. It is our understanding that these volumes may still vary materially either positively or negatively in future quarters as a result of continued uncertainty in customer demand.  The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.  We believe that the trend is for Hectorol® volumes to ultimately be phased out during 2009. We also anticipate quarterly fluctuations in volume which may not be predictable.

The contract manufacturing segment began to implement procedures, including organizational changes, to reduce production delays that have in the past resulted in shipments not being released in a timely manner, impacting quarterly results for most of 2007.

While short-term financial performance for 2007 was below the Company’s expectations, the Company did achieve significant key milestones consistent with the sources of future growth for the Company in future years.

Guidance for Future Years

The Company expects progressively improving financial results during 2008 compared to 2007 as a result of increased demand through new business opportunities, product introductions and additional contracts. This is expected to result in continuing year-over-year growth in revenues, operating income, and cash flows going forward, starting from a base in 2008. Net earnings per share for 2008 are expected to increase significantly over 2007.  However, the extent to which the Company can reasonably predict the financial performance for 2008 is limited due to variables outside of the control of the Company. Accordingly, the Company does not plan to provide specific quantitative guidance given the anticipated period of expansion and significant growth that is expected to be accompanied by periods of increased forecast variability due to several factors, including the following:

•                  The timing and ramping-up of commercial production of non-sterile products under the new contract with Johnson & Johnson Consumer will be influenced by both the product transfer process and the receipt of manufacturing site transfer approvals from appropriate regulatory agencies.

•                  We do expect revenue growth associated with product transfer activities for 2008 but, while such activities will generate positive margins, the margin percentage is expected to be dilutive to overall margins as we hire and train new personnel in anticipation of the commercial phase of the contract.

•                  Several potential new business opportunities have been identified as a result of increased marketing and outreach activities initiated during 2007. However the rate of conversion of such opportunities to new business contracts over the next several quarters has introduced increased forecasting variability.

•                  The timing and extent of radiopharmaceutical product introductions to European markets is highly dependent on receiving timely regulatory approvals, although additional approvals are expected during 2008, in several different countries.  The Company is actively working to establish one or more appropriate marketing and distribution partnerships, which will influence the rate at which product sales will grow in the European Union markets.

•                  Revenue and earnings from the potential introduction of DRAXIMAGE® Sestamibi will depend on several factors including regulatory approvals, competitive activity, manufacturing execution, marketing and distribution partnerships, and market acceptance following product launch.  This is expected to be a significant product for the Company and the variability around its introduction alone is expected to impact the accuracy of future forecasts for 2008 and 2009.

•                  The potential introduction of the MOLY-FILL™ Technetium Generator is expected to be a significant event given the limited product offerings currently available, and the forecast variability associated with this product is highly dependent on somewhat unpredictable factors including regulatory approvals, marketing and/or distribution agreements, pricing strategies and market penetration rates.

The Company will provide updates to the extent possible as these opportunities evolve and if possible quantify the potential impact of each factor as they become more transparent as to timing and quantum.

DRAXIS HEALTH INC.	2007 Annual Report 27

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies.  Accordingly, as mentioned above under “Corporate Matters,” the Board of Directors in January 2008 authorized the 2008 Issuer Bid and will continue to consider other strategies to enhance the trading value of its shares.

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations are based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Notes 2 and 3 to the 2007 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Recognition of Licensing Revenue

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income.  On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities and the ability to execute on tax-planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale.  The Company does not make general provisions for inventory obsolescence.

DRAXIS HEALTH INC.	2007 Annual Report 28

Foreign Exchange Risk

The Company’s reporting currency is U.S. dollars. The functional currency for its Canadian operations — which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire — is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S.-denominated monetary assets of these operations. The Company currently does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value.  The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.  The Company was required to adopt the provisions of SFAS No. 159, effective January 1, 2008.  The Company does not anticipate that the election, if any, of this fair-value option will have a material effect on the Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements.  This statement provides guidance for using fair value to measure assets and liabilities.  It also responds to investors’ request for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings.  SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company was required to adopt the provisions of SFAS No. 157 effective January 1, 2008.  The Company does not believe that its adoption will have a material impact on the Company’s Consolidated Financial Statements.

DRAXIS HEALTH INC.	2007 Annual Report 29

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation.  These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                  the achievement of desired clinical trial results related to the Company’s pipeline products;

•                  timely regulatory approval of the Company’s products;

•                  the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                  the Company’s ability to obtain and enforce effective patents;

•                  the non-infringement of third party patents or proprietary rights by the Company and its products;

•                  factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                  reimbursement policies related to health care;

•                  the establishment and maintenance of strategic collaborative and commercial relationships;

•                  the Company’s dependence on a small number of key customers;

•                  the disclosure of confidential information by our collaborators, employees or consultants;

•                  the preservation of healthy working relationships with the Company’s union and employees;

•                  the Company’s ability to grow the business;

•                  the fluctuation of our financial results and exchange and interest rate fluctuations;

•                  the adaptation to changing technologies;

•                  the loss of key personnel;

•                  the avoidance of product liability claims;

•                  the loss incurred if current lawsuits against us succeed;

•                  the volatility of the price of our common shares;

•                  market acceptance of the Company’s products;

•                  factors described under “Outlook” above; and

•                  the risks described in “Item 3. Key Information - Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

DRAXIS HEALTH INC.	2007 Annual Report 30

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com).  The forward-looking statements contained in this document represent the Company’s expectations as at February 29, 2008.  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.	2007 Annual Report 31

MANAGEMENT’S REPORT

The Company’s management is responsible for preparing the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”). In preparing these consolidated financial statements, management selects accounting policies and uses its judgment and best estimates, as appropriate in the circumstances. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at a reasonable cost, that assets are safeguarded and that transactions are executed and recorded in accordance with the Company’s policies. This system is supported by policies and procedures for key business activities, by the hiring of qualified staff and by a continuous planning and monitoring program.

Deloitte & Touche LLP has been engaged by the Company’s shareholders to audit the Consolidated Financial Statements. During the course of their audit, Deloitte & Touche LLP considered the Company’s system of internal controls to the extent necessary to render their opinion on the Consolidated Financial Statements; in addition, they were engaged to express an opinion regarding the effectiveness of the Company’s system of internal controls over financial reporting.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out the responsibility principally through its Audit Committee. The members of the Audit Committee are outside directors. The Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the external auditors. Deloitte & Touche LLP has full and free access to the Audit Committee.

Management acknowledges its responsibility to provide financial information that is representative of the Company’s operations, is consistent and reliable, and is relevant for the informed evaluation of the Company’s activities.

DAN BRAZIER	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario, February 22, 2008

DRAXIS HEALTH INC.	2007 Annual Report 32

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the transactions and disposition of our assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of the Company are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by the Company’s auditors, Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report appearing on page 34.

DAN BRAZIER	MARK OLEKSIW, CA
President and Chief Executive Officer	Chief Financial Officer
Toronto, Ontario, February 22, 2008

DRAXIS HEALTH INC.	2007 Annual Report 33

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DRAXIS HEALTH INC.

We have audited the internal control over financial reporting of DRAXIS Health Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 22, 2008 expressed an unqualified opinion on those financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences referring to changes in accounting principles.

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

DRAXIS HEALTH INC.	2007 Annual Report 34

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF DRAXIS HEALTH INC.

We have audited the accompanying consolidated balance sheets of DRAXIS Health Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of DRAXIS Health Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

COMMENTS BY THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCES

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2(g) and Note 3 to the consolidated financial statements. Our report to the Shareholders and the Board of Directors, dated February 22, 2008, is expressed in accordance with Canadian reporting standards which do not require reference to such changes in accounting principles in the Report of Independent Registered Chartered Accountants when the changes are properly accounted for and adequately disclosed in the financial statements.

DELOITTE & TOUCHE LLP
Montreal, Québec, February 22, 2008

DRAXIS HEALTH INC.	2007 Annual Report 35

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2007	2006	2005
REVENUES
Product sales	$76,072	$83,545	$72,989
Royalty and licensing (Note 13)	2,788	5,422	6,444
	78,860	88,967	79,433
EXPENSES
Cost of goods sold, excluding depreciation and amortization	49,618	47,083	46,836
Selling, general and administration	18,807	19,425	16,185
Research and development	2,446	2,372	2,103
Depreciation and amortization	5,841	5,135	4,545
	76,712	74,015	69,669
Operating income	2,148	14,952	9,764
Financial income (expense), net (Note 4)	870	347	(29)
Foreign exchange (loss) gain	(1,716)	282	(398)
Income before income taxes	1,302	15,581	9,337
Income tax (recovery) expense (Note 5)	(356)	4,034	1,553
Net income	$1,658	$11,547	$7,784

Basic earnings per share (Note 6)	$0.04	$0.28	$0.19

Diluted earnings per share (Note 6)	$0.04	$0.28	$0.18

See the accompanying notes to the Consolidated Financial Statements

Approved by the Board

BRIAN KING	SAMUEL SARICK
Director	Director

DRAXIS HEALTH INC.	2007 Annual Report 36

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share related data)

As at December 31	2007	2006
ASSETS
Current assets
Cash and cash equivalents	$24,796	$21,446
Restricted cash (Note 7)	1,326	—
Accounts receivable (Note 8)	18,059	20,683
Inventories (Note 9)	9,620	7,590
Prepaid expenses	1,358	735
Deferred income taxes, net (Note 5)	4,119	3,179
Total current assets	59,278	53,633

Accounts receivable, long term (Note 8)	2,514	—
Property, plant and equipment, net (Note 10)	58,494	46,292
Goodwill	885	753
Intangible assets, net (Note 11)	240	318
Other assets	310	407
Deferred income taxes, net (Note 5)	6,213	4,559
Total assets	$127,934	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 12)	$11,904	$10,940
Current portion of deferred revenues (Note 13)	411	329
Customer deposits	385	576
Total current liabilities	12,700	11,845

Other liabilities (Note 15)	164	990
Deferred revenues (Note 13)	594	712
Customer financing (Note 16)	3,135	—
Total liabilities	16,593	13,547

Commitments and contingencies (Note 20)

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited number of shares authorized, 42,062,538 and 41,522,138 issued and outstanding at December 31, 2007 and 2006, respectively	79,814	77,749
Additional paid-in capital	15,984	15,475
Deficit	(6,576)	(8,234)
Accumulated other comprehensive income	22,119	7,425
Total shareholders’ equity	111,341	92,415
Total liabilities and shareholders’ equity	$127,934	$105,962

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.	2007 Annual Report 37

CONSOLIDATED STATEMENTS OF CHANGES IN
EQUITY AND COMPREHENSIVE INCOME (LOSS)

(in thousands of U.S. dollars, except share related data)

Years ended December 31	2007	2006	2005
COMMON STOCK (NUMBER OF SHARES)
Balance, beginning of year	41,522,138	41,588,005	41,015,326
Exercise of options	670,500	647,333	648,279
Repurchased for cancellation	(130,100)	(713,200)	(75,600)
Balance, end of year	42,062,538	41,522,138	41,588,005
COMMON STOCK
Balance, beginning of year	$77,749	$77,313	$75,840
Exercise of options	2,058	1,934	1,628
Fair values of options exercised	325	—	—
Repurchased for cancellation	(318)	(1,498)	(155)
Balance, end of year	$79,814	$77,749	$77,313
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year	$15,475	$15,370	$15,546
Stock-based compensation	1,202	968	—
Fair values of options exercised	(325)	—	—
Expired warrants	—	916	—
Common shares purchased for cancellation (Note (17(b))	(368)	(1,779)	(176)
Balance, end of year	$15,984	$15,475	$15,370
WARRANTS
Balance, beginning of year	$—	$916	$916
Expiry of warrants (Note 17(a))	—	(916)	—
Balance, end of year	$—	$—	$916
DEFICIT
Balance, beginning of year	$(8,234)	$(19,781)	$(27,565)
Net income	1,658	11,547	7,784
Balance, end of year	$(6,576)	$(8,234)	$(19,781)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance, beginning of year	$7,425	$7,810	$5,183
Other comprehensive income (loss)	14,694	(385)	2,627
Balance, end of year	22,119	7,425	7,810
Total shareholders’ equity	$111,341	$92,415	$81,628
Comprehensive Income (Loss)
Foreign currency translation adjustments	$14,694	$(385)	$2,627
Net income	1,658	11,547	7,784
Total comprehensive income	$16,352	$11,162	$10,411

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.	2007 Annual Report 38

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

Years ended December 31	2007	2006	2005
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income	$1,658	$11,547	$7,784
Adjustments to reconcile net income to net cash from (used in) operating activities
Amortization of deferred revenues	(120)	(3,301)	(3,701)
Depreciation and amortization	5,841	5,135	4,545
Stock-based compensation	1,202	968	—
Deferred income taxes	(1,316)	3,227	765
Foreign exchange	1,326	(282)	398
Deferred share unit (recovery) expense (Note 18(b))	(383)	245	(117)
Other	648	417	378
Changes in operating assets and liabilities
Accounts receivable	6,825	(4,615)	(1,903)
Accounts receivable, long term	(2,514)	—	—
Proceeds from customer financing used in operations	1,535	—	—
Inventories	(692)	44	2,786
Prepaid expenses	(359)	279	(263)
Accounts payable and accrued liabilities	(233)	2,280	(1,648)
Other liabilities	(791)	682	308
Current portion of deferred revenues	(76)	(176)	385
Net cash from (used in) operating activities	12,551	16,450	9,717
CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(10,325)	(5,656)	(4,619)
Increase in receivables related to property, plant and equipment	(1,543)	—	—
Increase in intangible assets	(200)	(359)	(185)
Restricted cash	(1,326)	—	424
Proceeds from disposition of property, plant and equipment	—	22	—
Net cash from (used in) investing activities	(13,394)	(5,993)	(4,380)
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Proceeds from customer financing	3,135	—	—
Proceeds from customer financing used in operations	(1,535)	—	—
Decrease in customer deposits, net	(74)	(73)	(2)
Exercise of options	2,058	1,934	1,628
Common shares purchased for cancellation	(686)	(3,277)	(331)
Net cash from (used in) financing activities	2,898	(1,416)	1,295
Effect of foreign exchange rate changes on cash and cash equivalents	1,295	15	(168)
Net increase in cash and cash equivalents	3,350	9,056	6,464
Cash and cash equivalents, beginning of year	21,446	12,390	5,926
Cash and cash equivalents, end of year	$24,796	$21,446	$12,390

Additional Information
Interest paid	$—	$—	$—
Income taxes paid	$810	$561	$804

See the accompanying notes to the Consolidated Financial Statements

DRAXIS HEALTH INC.	2007 Annual Report 39

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2007, 2006 and 2005 (in thousands of U.S. dollars, except share related data)

NOTE 1. NATURE OF OPERATIONS

DRAXIS Health Inc. (“DRAXIS” or the “Company”) is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products. As of January 1, 2005, activities of the Company are carried out principally through its wholly owned subsidiary, DRAXIS Specialty Pharmaceuticals Inc., which operates two major divisions, DRAXIS Pharma (contract manufacturing) and DRAXIMAGE (radiopharmaceuticals). The Company’s common shares are listed on NASDAQ and the Toronto Stock Exchange (“TSX”).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation

The Company has prepared these Consolidated Financial Statements in U.S. dollars and in accordance with generally accepted accounting principles (“GAAP”) in the U.S.

(b)   Principles of Consolidation

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiary companies.  All intercompany transactions and balances are eliminated on consolidation.

(c)   Use of Estimates

The preparation of the Company’s Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions are required when accounting for items and matters such as asset impairments, allowance for uncollectible accounts receivable, inventory obsolescence, warranties and provisions, depreciation and amortization, deferred and current income taxes, stock-based compensation and contingencies.

(d)   Reporting Currency and Foreign Currency Translation

The Company’s principal functional currency is the Canadian dollar; however, it reports its Consolidated Financial Statements in U.S. dollars. The financial statements of the parent company and its non-U.S. subsidiaries whose functional currency is not the U.S. dollar are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation. Asset and liability accounts are translated at the rate of exchange prevailing at the balance sheet date. Shareholders’ equity accounts are translated at the applicable historical rate. Revenue and expense accounts are translated at the average rate of exchange for the period. The cumulative foreign currency translation adjustment is reported as a component of accumulated other comprehensive income in shareholders’ equity. The net change in the cumulative foreign currency translation adjustment in the periods presented is primarily due to fluctuations in the exchange rates between the Company’s reporting currency and the Canadian dollar.

Foreign denominated monetary assets and liabilities of the Company are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average rates for the period. Resulting translation gains or losses are reflected in net income.

DRAXIS HEALTH INC.	2007 Annual Report 40

(e)   Revenue Recognition

Product Sales

The Company recognizes revenue, net of trade discounts and allowances, when evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collectability is reasonably assured. Sales incentives are recorded as a reduction of revenues at the time the related revenues are recorded. Delivery has occurred when goods are shipped and title has passed.

Amounts received from customers as prepayments for products to be shipped or services to be provided in the future are reported as customer deposits and recognized as revenue when delivery has occurred or services have been rendered.

Product sales include related service revenues that are recognized at the time of performance or proportionately over the term of the contract, as appropriate.

Royalty and Licensing

Royalty revenue is recognized on an accrual basis in accordance with contractual agreements when all significant contractual obligations have been satisfied, the amounts are determinable and collection is reasonably assured. Royalty revenue is net of amounts owing to sublicensees where the Company is acting as an agent for the sublicensee.

License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the contract period. Where the contract period is not defined, such fees are recognized on a straight-line basis over the estimated term, during which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

(f)    Research and Development

In accordance with SFAS No. 2, Accounting for Research and Development Costs, R&D costs are expensed in the period in which they are incurred. Acquired R&D having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular R&D project that have no alternative future use is written off at the time of acquisition.

(g)   Stock-Based Compensation

In December 2004, the Financial Accounting Standard Board (“FASB”) published SFAS No. 123R, Share-Based Payments. SFAS No. 123R amends SFAS No. 123, Stock-Based Compensation issued in 1995 and supersedes Accounting Principles Board Opinion (“APB”) No. 25 issued in 1972. Beginning on January 1, 2006, the Company applied SFAS No. 123R using a modified version of the prospective application for the stock options granted. The financial statements of prior interim periods and fiscal years do not reflect any restated amounts. Stock options are granted to employees and directors at exercise prices equal to the fair market value of the Company’s stock at the dates of grant. Stock options generally vest equally over three or seven years and have a term of five or ten years. Under the transition method, Compensation expense is generally recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). Compensation cost is recognized beginning on the required effective date for the portion of outstanding awards for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated under SFAS No. 123R for either recognition or pro forma disclosures. The expenses recorded in selling, general and administration (“SG&A”) and recognized for the years ended December 31, 2007 and 2006 were $1,202 and $968, respectively.

DRAXIS HEALTH INC.	2007 Annual Report 41

If this change in accounting policy had been applied to the fiscal year 2005, the Company’s net income, basic income per share and diluted income per share for the years ended December 31, 2005 would have been reduced on a pro forma basis as follows:

2005
Net income, as reported	$7,784
Pro forma impact	(839)
Pro forma net income	$6,945

Basic earnings per share, as reported	$0.19
Pro forma impact per share	$(0.02)
Pro forma earnings per share — basic	$0.17
Pro forma earnings per share — diluted	$0.16

The estimated fair values of granted stock options for the years ended December 31, 2007, 2006 and 2005 using the Black-Scholes option-pricing model with the following weighted-average assumptions were as follows:

	2007	2006	2005

Dividend yield	0.0%	0.0%	0.0%
Expected volatility	41%	47%	58%
Risk-free interest rate	4.0%	3.9%	3.6%
Expected option life	5 years	5 years	6 years
Fair value per option granted	$2.36	$1.99	$2.74

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable and which significantly differ from the Company’s stock option awards. In addition, option-pricing models require the input of highly subjective assumptions including the expected price volatility. The Company uses expected volatility rates that are based on historical volatility rates trended into future years. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(h)   Income Taxes

The liability method of accounting for income taxes is used in accordance with SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities and for operating losses and tax credit carryforwards. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to be unrealized. Deferred tax assets and liabilities are measured using enacted tax rates and laws.

The Canadian Federal and Quebec Provincial governments offer a tax incentive to companies performing R&D activities in Canada. The federal tax incentive is calculated based on predetermined rates, considers eligible R&D expenditures and can be used to reduce federal income taxes in Canada otherwise payable. Such credits, if not used in the year earned, can be carried forward for a period of 20 years. The Quebec Provincial government offers a similar incentive, except that it is receivable in cash instead of a credit used to reduce taxes otherwise payable. The cash credit is awarded regardless of whether or not there are Quebec Provincial taxes payable. These investment tax credits are recorded as a reduction of the income tax expense.

DRAXIS HEALTH INC.	2007 Annual Report 42

(i)    Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. The fair value of cash and cash equivalents approximates the amounts shown in the financial statements.

(j)    Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account-by-account review as opposed to a general provision assessed as a percentage of revenues.

(k)   Inventories

Inventories comprise raw materials, work-in-process and finished goods. Raw materials are valued at the lower of standard cost and replacement cost. Standard cost approximates actual cost, computed on a first-in, first-out basis. Work-in-process is valued at the lower of standard cost and net realizable value and includes material, direct labor and related manufacturing overhead costs. Finished goods are valued at the lower of cost computed on a first-in, first-out basis, and net realizable value, and include all related manufacturing, packaging and overhead costs. Provisions for inventory obsolescence are charged against income when it is determined that the inventory item does not meet the defined quality or regulatory requirements for sale or is obsolete.

(l)    Property, Plant and Equipment

Property, plant and equipment are reported at cost, less accumulated depreciation. The Company provides for depreciation using the following methods and applying rates to amortize the cost over the estimated useful life of the assets:

Building	straight-line over 25 years
Equipment	20%—30% declining balance and straight-line over 5—10 years
Computer software	straight-line over 7 years

Expenditures for construction of assets incurred prior to productive use are reflected as assets under construction. Depreciation commences when an asset is substantially completed and ready for productive commercial use.

(m)  Goodwill

Goodwill is not amortized; however, it is subject to an annual impairment test, or tested more frequently under certain circumstances. The assessment of impairment is done annually at December 31, by applying a fair-value-based test. Measurement of the fair value of the reporting unit is based on one or more fair value measures, including present value techniques of estimated future cash flows.

(n)   Intangible Assets

Acquired intangible assets that do not have regulatory approval and for which there are no alternative uses are expensed as acquired in-process R&D, and those that have regulatory approval are capitalized. Amortization of intangibles assets commence when its associated products are launched into the market for commercial use.

Intangible assets with finite lives are reported at cost, less accumulated amortization. The Company does not have any intangible assets with indefinite lives. The Company provides for amortization on a straight-line basis over the following estimated useful lives:

Patents and trademarks	10 years
Licenses	10 years

DRAXIS HEALTH INC.	2007 Annual Report 43

(o)   Impairment of Long-lived Assets

Long-lived assets, principally comprising property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or circumstances indicate the carrying amount of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing their carrying amount to the estimated future net undiscounted cash flows generated by the assets. If such assets are considered to be impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)   Recent Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS No. 159, effective January 1, 2008. The Company does not anticipate that the election, if any, of this fair-value option will have a material effect on the Consolidated Financial Statements.

In September 2006, FASB issued SFAS No. 157, Fair Value Measurements. This statement provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. The Company is required to adopt the provisions of SFAS No. 157, effective January 1, 2008. The Company does not believe that its adoption will have a material impact on the Company’s Consolidated Financial Statements.

NOTE 3. CHANGE IN ACCOUNTING POLICY

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense. There were no interest or penalties accrued at December 31, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008. The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

There are no other known items of a material nature with respect to uncertainty in income taxes.

The Company and its subsidiaries’ income tax returns are subject to examination by tax authorities in the various jurisdictions where they are filed. Income tax returns for the year ended December 31, 2007 will be filed during the first six months of 2008.

DRAXIS HEALTH INC.	2007 Annual Report 44

NOTE 4. FINANCIAL INCOME (EXPENSE)

	2007	2006	2005
Interest income	$939	$521	$107
Interest expense and financial charges	(69)	(174)	(136)
	$870	$347	$(29)

NOTE 5. INCOME TAXES

	2007	2006	2005
The components of income tax (recovery) expense are as follows:
Current	$778	$807	$788
Deferred	(1,134)	3,227	765
	$(356)	$4,034	$1,553

The reported income tax expense differs from the expected amount calculated by applying the Company’s Canadian combined federal and provincial tax rate to income before income tax expense. The reasons for this difference and the related tax effects are as follows:

	2007	2006	2005
Income before income taxes — primarily from the Canadian operations	$1,302	$15,581	$9,337
Canadian combined federal and provincial tax rate	32.0%	32.4%	32.4%
Expected income tax expense	$417	$5,048	$3,026
Increase (decrease) resulting from:
Foreign tax rate differences	94	114	111
Effects on deferred income taxes from reduction in income tax rates	165	200	—
Reversal of deferred income tax liability due to tax planning initiatives	(529)	(871)	—
Recognition of previously unrecognized tax loss carryforwards	—	—	(876)
Goodwill and other amortization	—	—	111
Investment tax credits	(731)	(827)	(642)
Non-taxable capital gains related to milestones	(156)	(63)	(264)
Other, mainly non-deductible stock-based compensation costs	384	433	87
	$(356)	$4,034	$1,553

DRAXIS HEALTH INC.	2007 Annual Report 45

Deferred income tax assets have been provided as follows:

	2007	2006	2005
Loss carryforwards and undeducted R&D expenses	$7,569	$8,166	$10,953
Investment tax credits	1,982	1,158	1,028
Expenses not currently deductible for tax purposes	1,110	775	468
Deferred revenue	745	782	923
Share issuance costs	138	237	487
Net book value in excess of tax value of property, plant and equipment	—	(1,152)	(497)
Net tax value in excess of book value of property, plant and equipment	1,371	—	—
Tax value of intangible assets in excess of net book value	424	747	643
Total deferred tax assets	13,339	10,713	14,005
Valuation allowance	(3,007)	(2,975)	(2,788)
Net deferred tax assets	$10,332	$7,738	$11,217
Deferred income tax assets are classified as follows:
Current	$4,119	$3,179	$2,750
Non-current	6,213	4,559	8,467
	$10,332	$7,738	$11,217

At December 31, 2007, the Company has accumulated tax losses of $11,685 available for federal purposes and $8,306 for provincial purposes in Canada, which expire from 2008 to 2015. In addition, the Company has $8,678 of undeducted scientific research and experimental development expenditures in Canada as well as $6,727 in Québec, which have no expiry. The Company also has $2,841 of unclaimed Canadian investment tax credits, which expire from 2012 to 2027. These losses, undeducted scientific research and experimental development expenditures and investment tax credits can be used to offset future years’ taxes payable.

The Company has accumulated tax losses of $6,283 for federal and state purposes in the U.S., which expire from 2010 to 2014. Subject to certain limitations, these losses can be used to offset future years’ taxable income.

In 2005, the Company re-evaluated the tax rate applied to the temporary difference associated with capital assets acquired in 2004.

As a result of tax planning initiatives made possible by the purchase of the minority interest on April 22, 2004, the Company was able to increase the value of its deferred income tax assets at December 31, 2004 and 2005 by recognizing the benefits of previously unrecognized tax loss carryforwards and therefore decreasing the valuation allowance.

The Company’s valuation allowance is made up of loss carryforwards in jurisdictions where taxable income is no longer generated or where it is more likely they will not be realized prior to expiry.

DRAXIS HEALTH INC.	2007 Annual Report 46

NOTE 6. EARNINGS PER SHARE

Basic earnings per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of warrants and stock options. The calculation of diluted earnings per common share excludes any potential conversion of warrants and options that would increase earnings per share.

The following table sets forth the computation of basic and diluted income per share for the years ended December 31:

	2007	2006	2005
Numerator:
Net income	$1,658	$11,547	$7,784
Denominator:
Weighted-average number of common shares outstanding — basic	41,955,989	41,592,507	41,471,798
Weighted-average effect of dilutive securities:
Stock options	140,261	83,175	893,984
Weighted-average number of common shares outstanding — diluted	42,096,250	41,675,682	42,365,782

Basic earnings per share	$0.04	$0.28	$0.19
Diluted earnings per share	$0.04	$0.28	$0.18

NOTE 7. RESTRICTED CASH

An interest-bearing compensating balance of $1,326 was provided to our third party payroll service provider to guarantee payroll disbursements.

NOTE 8. ACCOUNTS RECEIVABLE

	2007	2006
Trade	$18,297	$20,686
Allowance for doubtful accounts	(238)	(454)
Income taxes and R&D tax credits	—	451
	$18,059	$20,683

Long-term receivables relate to a major customer sales contract and will bear interest per terms of the agreement, which is not less than market rate, and which are repayable beginning in 2009 as commercial production commences.

NOTE 9. INVENTORIES

	2007	2006
Raw materials	$4,707	$3,682
Work-in-process	1,330	1,094
Finished goods	3,583	2,814
	$9,620	$7,590

DRAXIS HEALTH INC.	2007 Annual Report 47

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

	2007	2006
Land	$2,834	$2,419
Building	20,897	17,393
Computer software	7,774	3,794
Equipment	49,286	41,930
Assets under construction	9,147	4,689
	89,938	70,225
Accumulated depreciation	(31,444)	(23,933)
	$58,494	$46,292

Depreciation of property, plant and equipment was $5,696, $4,860 and $4,200, for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 11. INTANGIBLE ASSETS

	2007
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$536	$536	$—
Licenses	2,582	2,342	240
Other	252	252	—
	$3,370	$3,130	$240

	2006
		Accumulated	Net Book
	Cost	Amortization	Value
Patents and trademarks	$457	$434	$23
Licenses	2,173	1,889	284
Other	215	204	11
	$2,845	$2,527	$318

Amortization of intangible assets was $145, $275 and $345, for the years ended December 31, 2007, 2006 and 2005, respectively. The aggregate amortization for each of the five succeeding fiscal years are as follows: 2008 - $24; 2009 - $24; 2010 - $24; 2011 - $24; 2012 - $24.

NOTE 12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2007	2006
Trade	$6,575	$4,688
Accrued liabilities	2,313	905
Employee-related items	3,016	5,347
	$11,904	$10,940

DRAXIS HEALTH INC.	2007 Annual Report 48

NOTE 13. DEFERRED REVENUES

	2007
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
Anipryl®	$29,893	$(29,180)	$713	$119	$594
Other	292	—	292	292	—
	$30,185	$(29,180)	$1,005	$411	$594

	2006
	Deferred	Accumulated		Less:
	Revenues	Amortization	Net	Current Portion	Long-Term
Anipryl®	$29,893	$(29,067)	$826	$114	$712
Other	215	—	215	215	—
	$30,108	$(29,067)	$1,041	$329	$712

Amortization of deferred revenues totalled $120, $3,301 and $3,701 for the years ended December 31, 2007, 2006, and 2005, respectively.

Anipryl®

In December 1997, the Company entered into an alliance with Pfizer Inc. (“Pfizer”), whereby Pfizer was granted a perpetual exclusive license to market, sell and distribute Anipryl® in exchange for non-refundable fees, royalties based on the worldwide sales of Anipryl®, a manufacturing and supply agreement and a research collaboration.

In December 1999, the Company and Pfizer amended the terms of the alliance (the “First Amendment”) whereby $9,000 of potential additional non-refundable fees were eliminated in exchange for the Company receiving additional regulatory support for a potential new indication and additional manufacturing data. These potential additional non-refundable fees would have become payable if Pfizer had exercised its right to acquire product registrations following regulatory approval of Anipryl® in designated European countries.

In December 2001, the Company and Pfizer further amended the terms of the alliance (the “Second Amendment”) whereby the Company received a payment of $3,150 in respect of minimum royalty entitlements for the second and third three-year periods ending December 31, 2001 and 2002 and modifications to future royalty entitlements. The Second Amendment also resulted in all rights to Anipryl® outside of North America reverting back to the Company, forfeiture of any additional minimum royalty entitlements and the termination of any future collaborative research on new indications or formulations for Anipryl®.

Under the amended arrangement, the Company is not entitled to receive any additional non-refundable fees. The $28,090 in non-refundable fees already received from Pfizer have been deferred and are being recognized as revenue on a straight-line basis over the period to December 31, 2006.

The portion of the $3,150 payment allocated to the modifications of future royalty entitlements has been deferred and is being recognized as revenue on a straight-line basis over the period to December 31, 2013.

The portion of the $3,150 payment referable to the minimum royalty entitlement for the three-year period ending December 31, 2001 was earned and recognized as revenue in the fourth quarter of 2001. The portion referable to the third year in the three-year period ending December 31, 2002 was deferred and recognized as revenue on a straight-line basis during 2002.

DRAXIS HEALTH INC.	2007 Annual Report 49

NOTE 14. CREDIT FACILITIES

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company believes that its current cash position and cash flows are sufficient to meet the Company’s business needs.

NOTE 15. OTHER LIABILITIES

Other liabilities comprise the following:

(a)          In 2005, in connection with the discontinuance of the brachytherapy product line, the Company recorded in SG&A expenses an amount of $457, of which $252 is payable in quarterly installments of $19, with the first payment due on April 30, 2006 and the final payment due on January 31, 2010.

(b)          Incentive plans which provide for cash payments to be made in the future to eligible participants are based on achievement of certain targets within the year.

NOTE 16. CUSTOMER FINANCING

During 2007, the Company received $3.1 million in U.S. dollar-denominated customer financing related to capital installation activities and technical transfer fees under the Company’s new contract with a major customer. The customer financing will be drawn down as commercial batches are produced under the contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

NOTE 17. SHAREHOLDERS’ EQUITY

(a)          Common Share Offering

On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for proceeds net of related expenses of $13,385 (CDN$18,213). Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitled the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. Included as a component of shareholders’ equity was $916, which represented the fair value of the warrants issued. The fair value of the warrants was determined based on the price of the offering using the Black-Scholes option-pricing model. All warrants expired unexercised on April 24, 2006.

(b)          Stock Repurchase Program

On December 7, 2005, the Board of Directors of the Company authorized the repurchase for cancellation of up to 3,522,530 of its common shares through a Normal Course Issuer Bid (the “2005 Issuer Bid”), which represented 10% of the public float on December 6, 2005. In accordance with the rules of the TSX, such purchases could begin on December 15, 2005 and end no later than December 14, 2006.

During 2006, 713,200 shares were purchased and cancelled in accordance with the 2005 Issuer Bid at an average price of $4.59 for total consideration of $3,277. The excess of $1,779 over the stated capital of the acquired shares was deducted from additional paid-in capital.

The Company received approval from the TSX on December 18, 2006 to renew its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS was authorized to repurchase up to 3,397,011 of its common shares, which represented 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled.

No shares were purchased in 2006 in accordance with the 2006 Issuer Bid. During 2007, 130,100 shares were purchased and cancelled in accordance with the 2006 Issuer Bid at an average price of $5.27 for total consideration of $686. The excess of $368 over the stated capital of the acquired shares was deducted from additional paid-in capital.

DRAXIS HEALTH INC.	2007 Annual Report 50

DRAXIS has received approval from the TSX for its Normal Course Issuer Bid (the “2008 Issuer Bid”) to purchase up to 4,072,054 common shares, which represent approximately 10% of the 40,720,539 common shares in the public float as at January 14, 2008.

The 2008 Issuer Bid will end no later than January 20, 2009 or earlier if the Company purchases the maximum allowable number of shares. All shares will be purchased through the facilities of the TSX and will be cancelled.  Subject to any block purchases made in accordance with the rules of the TSX, the Company is subject to a daily repurchase restriction of 23,084 common shares, which represents 25% of the average daily trading volume of the Company’s common shares for the six months ended December 31, 2007.

Any purchases made pursuant to the 2008 Issuer Bid will be made in accordance with the rules of the TSX and will be made at the market price of the common shares at the time of the acquisition.

DRAXIS HEALTH INC.	2007 Annual Report 51

NOTE 18. STOCK-BASED COMPENSATION PLANS

(a)   Stock Option Plan

On May 18, 2006, the shareholders approved a stock option plan referred to as the “2006 Stock Option Plan” to permit the Board of Directors to grant options to purchase common shares to directors, officers and employees of the Company and subsidiaries in order to encourage these persons to work towards and participate in the growth and development of the Company and its subsidiaries. The Board of Directors determines the exercise price per common share; the number of options for common shares that may be allotted to each designated director, officer or employee; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding ten years from the date of the grant, and generally, options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the 2006 Stock Option Plan is 1,500,000.

On February 3, 1988 and amended on June 27, 2001, the shareholders approved a stock option plan referred to as “Stock Option Plan of DRAXIS Health Inc.” to permit the Board of Directors to grant options to purchase common shares to directors, officers, employees and arm’s length consultants of the Company and its subsidiaries, so as to link corporate compensation to enhanced shareholder value. The Board of Directors determines the price per common share; the number of options for common shares that may be allotted to each designated director, officer, employee or arm’s length consultant; the period during which any option may be exercised; and all the terms and conditions of the option in accordance with the applicable requirements of any relevant regulatory authority or stock exchange. The options are exercisable for a period not exceeding 10 years from the date of the grant and generally options vest one-third on each of the first, second and third anniversaries of the date of grant. The maximum number of options for issuance under the Stock Option Plan of DRAXIS Health Inc. is 7,500,000. No additional options are available for granting under this plan since the 2006 Stock Option Plan was adopted on May 18, 2006.

The Company has adopted a guideline limiting the aggregate number of common shares that can be issued at any point in time, through the exercise of options, to 13% of the Company’s outstanding common shares. As at December 31, 2007, the aggregate number of shares issuable pursuant to outstanding options represented 4.5% (2006 — 5.4%) of the outstanding common shares.

DRAXIS HEALTH INC.	2007 Annual Report 52

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

	Outstanding
	2007	2006	2005

Balance, beginning of year	2,257,995	2,652,620	2,753,232
Increase (decrease) resulting from:
Granted	420,000	330,000	565,000
Exercised	(670,500)	(647,333)	(648,279)
Cancelled	(131,667)	(26,667)	(17,333)
Expired	—	(50,625)	—
Balance, end of year	1,875,828	2,257,995	2,652,620

Exercisable at December 31	913,328	1,310,495	1,501,898

As of December 31:
Remaining unrecognized compensation cost related to non-vested stock options	$1,408	$1,708	$2,014
Weighted-average remaining requisite service period	1.7 years	1.9 years	2.8 years

Weighted-average exercise price of options:
Outstanding, end of year	CDN$4.76	CDN$4.23	CDN$3.94
Exercisable, end of year	CDN$5.21	CDN$4.30	CDN$3.65
Granted	CDN$5.69	CDN$5.06	CDN$5.79
Exercised	CDN$3.49	CDN$3.41	CDN$3.07
Cancelled	CDN$5.17	CDN$6.20	CDN$5.06
Expired	—	CDN$3.33	—

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options Outstanding						Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)
CDN$2.01—$2.50	355,001	5.47	CDN$2.36	CDN$1,403	5,001	0.62	CDN$2.30	CDN$20
CDN$2.51—$3.00	37,500	5.62	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01—$3.50	15,000	0.84	CDN$3.25	CDN$46	15,000	0.84	CDN$3.25	CDN$46
CDN$3.51—$4.00	—	—	—	—	—	—	—	—
CDN$4.01—$4.50	125,000	1.00	CDN$4.30	CDN$251	125,000	1.00	CDN$4.30	CDN$251
CDN$4.51—$5.00	130,000	1.61	CDN$4.70	CDN$209	130,000	1.61	CDN$4.70	CDN$209
CDN$5.01—$6.65	1,213,327	3.64	CDN$5.58	CDN$895	638,327	2.67	CDN$5.52	CDN$507
	1,875,828	3.70	CDN$4.76	CDN$2,942	913,328	2.26	CDN$5.21	CDN$1,034

DRAXIS HEALTH INC.	2007 Annual Report 53

(b)   Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on the TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of each DSU redeemable by the participants will be equivalent to the market value of a common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in SG&A expense.

The following summarizes the number of DSUs issued and outstanding and their impact on SG&A:

	2007	2006	2005
Balance, beginning of year	230,447	199,868	190,313
Issued	—	30,579	9,555
Cancelled	(429)	—	—
Balance, end of year	230,018	230,447	199,868

DSU (recovery) expense	$(383)	$245	$(117)

DRAXIS HEALTH INC.	2007 Annual Report 54

NOTE 19. SEGMENTED INFORMATION AND MAJOR CUSTOMERS

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the significant accounting policies.

Years ended December 31	2007	2006	2005
PRODUCT SALES REVENUES
Radiopharmaceuticals	$23,216	$21,508	$19,290
Manufacturing	54,926	64,731	54,743
Corporate and Other	(2,070)	(2,694)	(1,044)
	$76,072	$83,545	$72,989
ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$(3)	$9
Manufacturing	—	—	—
Corporate and Other	2,788	5,425	6,435
	$2,788	$5,422	$6,444
TOTAL REVENUES
Radiopharmaceuticals	$23,216	$21,505	$19,299
Manufacturing	54,926	64,731	54,743
Corporate and Other	718	2,731	5,391
	$78,860	$88,967	$79,433
PRODUCT GROSS MARGIN
Radiopharmaceuticals	$12,976	$13,433	$11,593
Manufacturing	13,390 (1)	23,215	14,628
Corporate and Other	88	(186)	(68)
	$26,454	$36,462	$26,153
SELLING, GENERAL AND ADMINISTRATION EXPENSE
Radiopharmaceuticals	$5,382	$4,380	$4,660
Manufacturing	6,362	6,487	5,086
Corporate and Other(2)	7,063	8,558	6,439
	$18,807	$19,425	$16,185
RESEARCH AND DEVELOPMENT EXPENSE
Radiopharmaceuticals	$2,446	$2,372	$2,103
Manufacturing	—	—	—
Corporate and Other	—	—	—
	$2,446	$2,372	$2,103
SEGMENT INCOME (LOSS)(3)
Radiopharmaceuticals	$5,148	$6,678	$4,839
Manufacturing	7,028	16,728	9,542
Corporate and Other	(4,187)	(3,319)	(72)
	$7,989	$20,087	$14,309

DRAXIS HEALTH INC.	2007 Annual Report 55

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$1,096	$1,110	$1,047
Manufacturing	4,390	3,688	3,105
Corporate and Other	355	337	393
	$5,841	$5,135	$4,545
OPERATING INCOME (LOSS)(4)
Radiopharmaceuticals	$4,052	$5,568	$3,792
Manufacturing	2,638	13,040	6,437
Corporate and Other	(4,542)	(3,656)	(465)
	$2,148	$14,952	$9,764

Identifiable Assets

	2007	2006	2005
Radiopharmaceuticals	$19,560	$15,332	$12,340
Manufacturing	68,117	54,162	52,664
Corporate and Other	40,257	36,468	30,816
	$127,934	$105,962	$95,820

Geographic Segmentation

	2007	2006	2005
REVENUES(5)
Canada	$36,061	$39,891	$39,026
United States	40,336	47,900	39,612
Other	2,463	1,176	795
	$78,860	$88,967	$79,433

(1) Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during the 2005 shutdown period.

(2) Stock-based compensation expense was recorded in SG&A expense of $1,202 in 2007 (2006 — $968; 2005 — $nil).

(3) Income (loss) before depreciation and amortization, financial income (expense), foreign exchange (loss) gain and income taxes.

(4) Income (loss) before financial income (expense), foreign exchange (loss) gain and income taxes.

(5) Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s property, plant and equipment, goodwill and intangible assets are located in Canada. Goodwill is recorded within the radiopharmaceutical segment.

DRAXIS HEALTH INC.	2007 Annual Report 56

Expenditures for Property, Plant and Equipment	2007	2006	2005
Radiopharmaceuticals	$1,243	$1,434	$461
Manufacturing	9,063	4,222	4,119
Corporate and Other	19	—	39
	$10,325	$5,656	$4,619

Product Sales Revenues By Major Product Groups	2007	2006	2005
Radiopharmaceuticals	$23,216	$21,508	$19,290
Manufacturing — Sterile	38,620	51,529	41,488
Manufacturing — Non Sterile	16,306	13,202	13,255
Corporate and Other	686	295	499
Inter-segment eliminations	(2,756)	(2,989)	(1,543)
	$76,072	$83,545	$72,989

Major Customers	2007	2006	2005
Customer A — Manufacturing	15.0%	23.0%	23.0%
Customer B — Manufacturing	19.0%	23.0%	22.0%
Customer C — Manufacturing	11.0%	10.0%	13.0%
Customer D — Radiopharmaceuticals	10.0%	9.0%	9.0%
	55.0%	65.0%	67.0%

NOTE 20. COMMITMENTS AND CONTINGENCIES

Operating Leases and Service Contracts

The operating leases relate to the rental of warehousing and parking facilities. Service contracts relate to a portion of information services outsourced to a third party.

The Company is committed under various contractual commitments requiring minimum annual payments as follows:

		Payment due by end of:
	Total	2008	2009	2010	2011	2012	Thereafter
Contractual Obligations
Operating leases	3,955	399	595	570	566	566	1,259
Service contracts	1,339	591	358	193	124	60	13
Total contractual obligations	5,294	990	953	763	690	626	1,272

All contractual obligations related to 2007 and 2006 were fully paid as of December 31, 2007 and December 31, 2006, respectively.

Legal Proceedings

From time to time, the Company becomes involved in legal proceedings and claims that arise in the ordinary course of business.

The Company considers that the ultimate liability with respect to any known actions will not materially affect the business, financial position, results of operations or cash flows of the Company.

DRAXIS HEALTH INC.	2007 Annual Report 57

On July 22, 2005, the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling.” The plaintiff is seeking to have this action certified as a class action.  The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification.  Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003, the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No provisions have been taken pursuant to this claim.

On February 29, 2008, the plaintiff served an Amended Statement of Claim and a Motion Record in support of the plaintiff’s motion for certification of this action as a class proceeding.  It is anticipated that a class proceedings judge will be assigned to this action on March 20, 2008, and that the assigned class proceedings judge will set a schedule for completion of the remaining pre-certification steps and for the certification motion.

NOTE 21. RELATED PARTY TRANSACTIONS

Significant related party transactions and balances in the accompanying financial statements are as follows:

	2007	2006	2005
Rent paid to a company jointly controlled by a member of the Board of Directors included in SG&A expenses	$131	$127	$123

The aforementioned transaction is in the normal course of operations, is measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and has been fully paid as of the balance sheet dates.

NOTE 22. FINANCIAL INSTRUMENTS

Fair Value

The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their carrying values because of the short-term maturity of those instruments. The Company is not party to any derivative instruments. The carrying amount of our long-term accounts receivable and long-term customer financing approximates its fair value as the effective interest rate for this receivable and customer financing is comparable to market rates at December 31, 2007 for similar issuances.

Credit Risk

The Company is subject to credit risk through trade receivables and short-term cash investments. Credit risk with respect to trade receivables is limited given the creditworthiness of the counterparties. The Company invests its excess liquidity in high quality government securities and short-term commercial paper, bank deposits and money market mutual funds.

Currency Risk

The Company’s foreign exchange exposure for accounting purposes mainly relates to the U.S.-denominated monetary assets and liabilities of the Canadian operations of the Company. Changes in the exchange rate may result in a decrease or increase in the foreign exchange gain or loss. The Company does not actively hedge this exposure but reduces the exposure by maintaining the minimum level of U.S.-denominated cash available to meet its short-term cash requirements.

NOTE 23. COMPARATIVE INFORMATION

The Company has reclassified certain prior years’ information to conform with the current year’s presentation.

DRAXIS HEALTH INC.	2007 Annual Report 58

SELECTED FIVE-YEAR REVIEW

(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

Years ended December 31	2007	2006	2005	2004	2003
Operations
Revenues
Product sales	$76,072	$83,545	$72,989	$61,693	$40,535
Royalty and licensing	2,788	5,422	6,444	7,627	8,658
	78,860	88,967	79,433	69,320	49,193
Operating income	2,148	14,952	9,764	9,856	6,686
Income from continuing operations	1,658	11,547	7,784	7,977	4,671
(Loss) income from discontinued operations, net of tax	—	—	—	(61)	8,531
Net income	$1,658	$11,547	$7,784	$7,916	$13,202

Basic earnings per share
From continuing operations	$0.04	$0.28	$0.19	$0.20	$0.13
From discontinued operations	—	—	—	—	0.23
	$0.04	$0.28	$0.19	$0.20	$0.36
Diluted earnings per share
From continuing operations	$0.04	$0.28	$0.18	$0.19	$0.13
From discontinued operations	—	—	—	—	0.23
	$0.04	$0.28	$0.18	$0.19	$0.36
Financial position at December 31
Cash and cash equivalents	24,796	21,446	12,390	5,926	10,563
Total assets	127,934	105,962	95,820	88,785	76,553
Long-term debt	—	—	—	—	10,466
Common shareholders’ equity	111,341	92,415	81,628	69,920	41,647
Book value per common share	2.65	2.23	1.96	1.70	1.12

Share information
Number of shares outstanding at end of year	42,062,538	41,522,138	41,588,005	41,015,326	37,297,817
Weighted-average number of shares
— basic	41,955,989	41,592,507	41,471,798	39,886,219	37,114,648
Weighted-average number of shares
— diluted	42,096,250	41,675,682	42,365,782	41,054,883	37,194,994

DRAXIS HEALTH INC.	2007 Annual Report 59

OFFICERS

Dan Brazier

President and Chief Executive Officer

Jean-Pierre Robert

Chief Operating Officer and President DRAXIS Specialty Pharmaceuticals Inc.

Mark Oleksiw

Chief Financial Officer

Alida Gualtieri

General Counsel and Secretary

Jerry Ormiston

Executive Director

Investor Relations

DIRECTORS

Brian M. King(3), (4), *

Brian M. King is Chairman of DRAXIS Health Inc. He is the former Chairman and Chief Executive Officer of Connaught Biosciences, Inc. He is also a director and Chairman of the Compensation Committee of Onex Corporation (TSX: OCX) and a director and member of the Investment, Valuation and Audit Committees of VenGrowth Investment Funds.

Leslie L. Dan

Leslie L. Dan is Chairman of Novopharm Limited, one of Canada’s leading pharmaceutical companies and Chairman of Viventia Biotech Inc. Prior to April 5, 2000, Mr. Dan was Chairman and Chief Executive Officer of Novopharm Limited. Until July 2007, he was also a member of the Board of Directors of Teva Pharmaceutical Industries Limited (NASDAQ: TEVA).

George M. Darnell(1), (2)

George M. Darnell is the retired President of the Dade Division and the retired Executive Vice President of the Baxter Diagnostics Group of Baxter International. He has over 35 years of U.S. and international experience in the diagnostic industry.

Rolf H. Henel(1), (2)

Rolf H. Henel is the retired President of Cyanamid International, Lederle Division. He currently serves as an advisor to the health care industry and is a partner in Naimark & Associates, a health care consulting firm. He is also a director and Chairman of the Compensation and Nominating and Corporate Governance Committees of SciClone Pharmaceuticals, Inc. (NASDAQ: SCLN).

Samuel W. Sarick(1), (4)

Samuel W. Sarick is President of Samuel Sarick Limited, a company with long-standing involvement in commercial property development.

DRAXIS HEALTH INC.	2007 Annual Report 60

Bruce W. Simpson(1), (3), (4)

Bruce W. Simpson served as the President of the Genpharm division of E Merck, the President and CEO of Medeva Pharmaceuticals in the U.S. and in senior management positions at Fisons Corporation. He currently heads a private consulting firm specializing in marketing and business development within the health care industry and is a director and member of the Compensation Committee of Hi-Tech Pharmacal Co., Inc. (NASDAQ: HITK).

John A. Vivash(2), (3), (4)

John A. Vivash was formerly President and Chief Executive Officer of CIBC Securities Inc., Fidelity Investments Canada Limited and Manulife Securities International Ltd. He currently serves as President and Chief Executive Officer of Tesseract Financial Inc., a financial services consultancy, and director and Chairman of the Governance and Nominating Committee of Cangene Corporation (TSX: CNJ). He is also Vice-Chair of the Ontario College of Art and Design Foundation and a member of the Board of Directors, the Audit Committee and the Conduct Review Committee of State Street Trust Company Canada.

(1)	Member of the Audit Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Human Resources and Compensation Committee.

(4)	Member of the Special Committee constituted in May 2006. Bruce Simpson became a member of this Committee on October 31, 2007.

*	Mr. Brian M. King is not seeking re-election as a director.

DRAXIS HEALTH INC.	2007 Annual Report 61

SHAREHOLDER INFORMATION

REGISTERED OFFICE

DRAXIS Health Inc.

TD Bank Tower, Suite 4700

Toronto Dominion Centre

Toronto, Ontario

Canada  M5K 1E6

PLACE OF BUSINESS

16751 TransCanada Highway

Kirkland, Québec

Canada  H9H 4J4

FORM 20-F

For regulatory purposes in the United States, the Company files an Annual Report on Form 20-F with United States Securities and Exchange Commission. Form 20-F may be obtained by any shareholder upon request to the Company and is also available on EDGAR at www.sec.gov.

STOCK LISTINGS

TSX: DAX

NASDAQ: DRAX

DRAXIS HEALTH INC.	2007 Annual Report 62

SHAREHOLDER INFORMATION

INVESTOR INFORMATION

DRAXIS Health Inc.

Investor Relations

16751 TransCanada Highway

Kirkland, Québec

Canada  H9H 4J4

Telephone:	1-877-441-1984 (toll free)
Facsimile:	514-630-7159
Website:	www.draxis.com

AUDITORS

Deloitte & Touche LLP

ANNUAL MEETING OF SHAREHOLDERS

The date and location of the annual meeting of shareholders will be provided in the Management Proxy Circular and will be posted on the Company website at www.draxis.com. Shareholders may also contact DRAXIS Investor Relations or our Transfer Agent and Registrar (see below).

Common shares of DRAXIS Health Inc. are listed on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market, Inc. (“NASDAQ”).

In 2007 share trading volume on the TSX was 23,298,114 shares (average of 92,453 per trading day) and on NASDAQ was 27,575,417 shares (average of 109,862 per trading day).

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services

100 University Avenue

9th Floor

Toronto, Ontario

Canada  M5J 2Y1

Telephone:	1-800-564-6253 (toll free in Canada and the United States)
514-982-7555 (international direct dial)
Facsimile:	1-888-453-0330

DRAXIS HEALTH INC.	2007 Annual Report 63